Exhibit 2.1

ARRANGEMENT AGREEMENT

BY AND BETWEEN

HUB INTERNATIONAL LIMITED

AND

MAPLE TREE ACQUISITION CORPORATION

February 25, 2007

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ii

        Exhibit A          Arrangement Resolution

        Exhibit B          Voting Agreement

        Exhibit C          Plan of Arrangement

iii

ARRANGEMENT AGREEMENT

This ARRANGEMENT AGREEMENT (this “Agreement”) is made and entered into as of this 25th day of February, 2007 by and between Hub International Limited, a Canadian corporation (the “Company”), and Maple Tree Acquisition Corporation, a corporation organized and existing under the laws of British Columbia (“Parent”).

RECITALS

WHEREAS, the parties intend that, pursuant to a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”), among other things, Parent shall acquire all of the issued and outstanding common shares (the “Shares”) of the Company.

WHEREAS, the Board of Directors of the Company, acting upon the recommendation of the Special Committee, has (i) determined that it is advisable and in the best interests of the Company and the shareholders of the Company (the “Company Shareholders”) to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved to recommend approval of the Arrangement by the Company Shareholders.

WHEREAS, the Company has agreed upon the terms and subject to the conditions set forth herein (i) to submit a special resolution, substantially in the form of Exhibit A hereto (the “Arrangement Resolution”), to the Company Shareholders for approval and (ii) to submit the Arrangement to the Ontario Superior Court of Justice (the “Court”) for approval.

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, Fairfax Financial Holdings Limited (“Fairfax”) has entered into a voting agreement with Parent dated as of the date hereof in the form attached as Exhibit B hereto, pursuant to which, among other things, Fairfax has irrevocably agreed to vote all of the voting securities of the Company owned or hereafter acquired by it or over which it has or obtains voting control for the approval for the Arrangement Resolution at the Company Meeting (or any adjournment or postponement thereof).

WHEREAS, the Board of Directors of Parent has approved this Agreement and declared it advisable for Parent to enter into this Agreement.

WHEREAS, the Company and Parent desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe certain conditions to the Arrangement, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.4(a).

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Arrangement” has the meaning set forth in the Recitals.

“Arrangement Resolution” has the meaning set forth in the Recitals.

“Articles of Arrangement” has the meaning set forth in Section 2.1(d).

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close.

“Canadian Securities Commissions” has the meaning set forth in Section 3.9.

“Canadian Securities Laws” means the Canadian provincial or territorial securities laws and the rules, regulations and published policies thereunder.

“CBCA” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 2.6.

“Closing Date” has the meaning set forth in Section 2.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” has the meaning set forth in Section 7.1(c).

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” has the meaning set forth in Section 6.4(g)(i).

“Company Benefit Plans” has the meaning set forth in Section 3.13(a).

“Company Disclosure Letter” has the meaning set forth in the preamble to Article III.

“Company Employees” means any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its Subsidiaries.

“Company Meeting” has the meaning set forth in Section 6.1(a).

“Company Options” means outstanding options to acquire Shares from the Company granted under the Company Stock Plans.

“Company Proxy Statement” has the meaning set forth in Section 3.9.

“Company Restricted Share” means any Share subject to the escrow provisions of an agreement between the Company and any other Person.

“Company RSU” means an outstanding restricted share unit with respect to one Share granted under a Company Stock Plan.

“Company Reports” has the meaning set forth in Section 3.7(a).

“Company Securities” has the meaning set forth in Section 3.5(b).

“Company Shareholders” has the meaning set forth in the Recitals.

“Company Stock Plans” means the Equity Incentive Plan, as amended, of the Company, the 2005 Equity Incentive Plan, as amended and restated, of the Company and/or the PLI Program, as amended, of the Company, as applicable.

“Compensation” has the meaning set forth in Section 6.7(a).

“Competition Act” means the Competition Act (Canada), as amended.

“Compliant” means, with respect to any Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financial Information, in light of the circumstances under which they were made, not misleading, (ii) such Required Financial Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act as applicable to a registered offering of debt securities and in a form customarily included in private placements under Rule 144A of the Securities Act and (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in any of the Required Financial Information.

“Confidentiality Agreement” means the Confidentiality Agreement by and between the Company and Apax Partners, LP, dated January 19, 2007.

“Contingent Commissions” means any compensation paid or other value given to the Company or any of its Subsidiaries in relation to insurance which is contingent upon: (i) placing a particular number of policies or a dollar value of premium with an insurer; (ii) achieving a particular level of growth in the number of policies placed or a particular dollar value of premium with an insurer; (iii) meeting a particular rate of retention or renewal of policies in force with an insurer; or (iv) placing or keeping a sufficient insurance business with an insurer to achieve a particular loss ratio or any other measure of profitability.

“Contract” has the meaning set forth in Section 3.4.

“Court” has the meaning set forth in the Recitals.

“CSC” has the meaning set forth in Section 9.13(b).

“Current Employee” has the meaning set forth in Section 6.7(a).

“Current Policy” has the meaning set forth in Section 6.5(b).

“Current Premium” has the meaning set forth in Section 6.5(b).

“Damages” has the meaning set forth in Section 6.5(a).

“Debt Financing” has the meaning set forth in Section 4.7.

“Debt Financing Commitments” has the meaning set forth in Section 4.7.

“Director” has the meaning set forth in Section 2.1(d).

“Dissent Rights” has the meaning set forth in Section 2.2(d).

“DOJ” has the meaning set forth in Section 6.2(b).

“Effective Time” has the meaning ascribed to such term in the Plan of Arrangement.

“Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Equity Financing” has the meaning set forth in Section 4.7.

“Equity Financing Commitments” has the meaning set forth in Section 4.7.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” has the meaning set forth in Section 6.4(b).

“Existing Notes” has the meaning set forth in Section 6.9.

“Existing Notes Issuer” has the meaning set forth in Section 6.9.

“Fairfax” has the meaning set forth in the Recitals.

“FCPA” has the meaning set forth in Section 3.14(e).

“Final Order” has the meaning set forth in Section 2.1(a).

“Financing” has the meaning set forth in Section 4.7.

“Financing Commitments” has the meaning set forth in Section 4.7.

“FTC” has the meaning set forth in Section 6.2(b).

“GAAP” means Canadian generally accepted accounting principles.

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Guarantees” has the meaning set forth in Section 4.8.

“Guarantors” has the meaning set forth in Section 4.8.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (without duplication) (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for Contracts relating to interest rate protection, swap agreements and collar agreements.

“Initiation Date” means the latest to occur of (x) receipt by Parent and its financing sources of the Required Financial Information, (y) the fifth Business Day after the date the Company files with the SEC its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 and (z) the tenth Business Day after the Company Proxy Statement is mailed to the Company Shareholders.

“Intellectual Property” means trademarks, service marks, trade names, assumed names and designs (including any registrations or applications for registration, as well as common law rights in any of the foregoing), together with all goodwill related to the foregoing; patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) and inventions; copyrights (including any registrations and applications therefor and whether registered or unregistered) and works of authorship; Internet domain names; computer programs and software (including source code, object code and executables); mask works; data and databases; technology; trade secrets and other confidential information; and know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, and methodologies.

“Interim Order” has the meaning set forth in Section 2.1(a).

“Investment Canada Act” means the Investment Canada Act, as amended.

“Knowledge” means the actual knowledge of the Persons set forth in Section 1.1 of the Company Disclosure Letter.

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority.

“Leased Real Properties” has the meaning set forth in Section 3.20(b).

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Marketing Period” means the first period of 20 consecutive Business Days after the Initiation Date (A) throughout and on the last day of which (i) Parent and its financing sources shall have the Required Financial Information, and such Required Financial Information is and remains Compliant, (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 not to be satisfied assuming the Closing were to be scheduled for any time during such consecutive 20-Business Day period and (iii) the Company shall have provided all cooperation which it is obligated to provide under the terms of Section 6.8, and (B) at the end of which the conditions set forth in Section 7.1 shall have been satisfied; provided, that, notwithstanding anything to the contrary above, the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such consecutive 20-Business Day period, (x) the Company shall have announced any intention to restate any of its financial information included in the Required Financial Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will not be deemed to commence at the earliest unless and until such restatement has been completed and the Company Reports have been amended or the Company has announced that it has concluded that no restatement shall be required, (y) the Company shall have failed to file any report with the SEC when due, in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed; or (z) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such 20-Business Day period would not be sufficiently current on any day during such 20-Business Day period to permit (1) a registration statement using such financial statements to be declared effective by the SEC on the last day of the 20-Business Day period or (2) the Company’s independent registered accounting firm to issue a customary comfort letter to purchasers (in accordance with its normal practices and procedures) on the last day of the 20-Business Day period, then a new 20-Business Day period shall commence upon Parent receiving updated Required Financial Information that would be sufficiently current to permit the actions described in (1) and (2) on the last day of such 20-Business Day period; provided, further, that no portion of the Marketing Period shall be permitted to fall within (x) the time period beginning on July 2, 2007 through and including July 8, 2007 and (y) the time period beginning on August 15, 2007 through and including September 3, 2007.

“Material Adverse Effect on the Company” means any fact, change, development, circumstance, event, effect or occurrence (an “Effect”) that, together with all other Effects, (i) is or is reasonably likely to be materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, such a Material Adverse Effect on the Company: (A) any change in general economic or political conditions or in the financial, credit or securities markets, (B) any Effect generally affecting, or resulting from general changes or developments in, the industries in which the Company and its Subsidiaries operate, including changes in Law that are applicable across such industries (other than changes in Law relating to the payment of Contingent Commissions or any adverse developments in any regulatory investigations relating to Contingent Commissions (whether or not involving the Company), (C) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded), (D) any change in the price or trading volume of the Shares in and of itself (provided that the underlying causes of such changes shall not be excluded), (E) any Effect that resulted from the announcement of this Agreement, the pendency or consummation of the Arrangement or the identity of Parent or any of its Affiliates as the acquiror of the Company, including the loss of employees, (F) compliance with the terms of, or the taking of any action required by, this Agreement or consented to or requested by Parent, (G) any acts of terrorism or war, or (H) changes in generally accepted accounting principles or the interpretation thereof, except, in the case of clauses (A) and (B), to the extent such Effects referred to therein have had or would be reasonably likely to have a materially disproportionate impact on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other industry participants, or (ii) that would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

“Minister” has the meaning set forth in Section 7.1(c).

“Money Laundering Laws” has the meaning set forth in Section 3.14(e).

“New Financing Commitments” has the meaning set forth in Section 6.8(c).

“No-Shop Period Start Date” has the meaning set forth in Section 6.4(a).

“Notice Period” has the meaning set forth in Section 6.4(e).

“OFAC” has the meaning set forth in Section 3.14(e).

“Organizational Documents” has the meaning set forth in Section 2.2(c).

“Parent” has the meaning set forth in the Preamble.

“Parent Expenses” has the meaning set forth in Section 8.2(c).

“Parent Plan” has the meaning set forth in Section 6.7(b).

“Permits” means any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to, or necessary for the ownership of the material assets or conduct of the business of, the Company or its Subsidiaries.

“Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens or security interests arising in the ordinary course of business; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law that arise in the ordinary course of business; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations arising in the ordinary course of business; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case arising in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any SEC Report filed prior to the date hereof; and (ix) any other Liens that do not secure a liquidated amount or debt for borrowed money, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on the Company or the ability of Parent to obtain the Debt Financing.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Plan of Arrangement” has the meaning set forth in Section 2.1(a).

“Preference Shares” has the meaning set forth in Section 3.5(a).

“Proceeding” has the meaning set forth in Section 3.11.

“Producer” has the meaning set forth in Section 3.14(b)

“Recommendation” has the meaning set forth in Section 6.1(a).

“Recommendation Withdrawal” has the meaning set forth in Section 6.4(e).

“Regulatory Approvals” has the meaning set forth in Section 7.1(c).

“Representatives” has the meaning set forth in Section 6.4(a).

“Required Financial Information” has the meaning set forth in Section 6.8(a).

“Requisite Shareholder Vote” has the meaning set forth in Section 2.2(b).

“Restraint” has the meaning set forth in Section 7.1(d).

“Schedule 13E-3” has the meaning set forth in Section 3.9.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all publicly available forms, reports, statements, certifications and other documents filed by the Company with the SEC since January 1, 2006 and not less than 48 hours prior to the Effective Time.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act and Canadian Securities Laws.

“Shares” has the meaning set forth in the Recitals.

“Special Committee” means a committee of the Company’s Board of Directors, formed for the purpose of, among other things, evaluating, and making a recommendation to the full Board of Directors of the Company with respect to, this Agreement and the Arrangement.

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person).

“Superior Proposal” has the meaning set forth in Section 6.4(g)(ii).

“Tax” means and includes (a) all United States federal, Canadian federal, state, provincial, territorial, municipality, local and non-United States or Canadian income, profits, franchise, capital, gross receipts, environmental, customs duty, share capital, capital stock, severances, stamp, document, transfer, payroll, workers’ compensation, sales, employment, unemployment, social security, health fund, disability, use, property, withholding, excise, production, value added, goods and services, harmonized sales, occupancy, business license and other taxes, duties or assessments of any nature whatsoever (including employment insurance premiums or contributions and Canada and Quebec pension plan premiums or contributions), together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s Taxes as a transferee or successor, by contract or otherwise.

“Tax Return” means any return, declaration, election, form, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements or schedules of any of the foregoing.

“Termination Fee” means $50,760,000, except that the Termination Fee shall be equal to $21,150,000 in the event that this Agreement is terminated (i) by the Company pursuant to Section 8.1(c)(ii) in order to enter into a definitive agreement with an Excluded Party with respect to a Superior Proposal if the Notice Period relating to such Superior Proposal began prior to 11:59 a.m., New York City time, on April 10, 2007, or (ii) by Parent pursuant to Section 8.1(d)(iii) in a circumstance in which the event giving rise to the right of termination described in any of clauses (A) or (B) of Section 8.1(d)(iii) occurs prior to 11:59 a.m., New York City time, on April 10, 2007 and is based on the submission to the Company of a Superior Proposal by an Excluded Party prior to such date.

Section 1.2. Terms Generally. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, unless the context expressly provides otherwise. All references herein to Sections, paragraphs, subparagraphs, clauses, Exhibits or Schedules shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Exhibits or Schedules to this Agreement, unless the context requires otherwise. Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Schedule hereto, including the Company Disclosure Letter. Unless otherwise specified, the words “this Agreement”, “herein”, “hereof”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole (including the Schedules, Exhibits and the Company Disclosure Letter) and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Unless otherwise indicated, references in this Agreement to “dollars” or “$” are to United States currency. The headings contained in this Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

ARTICLE II

THE ARRANGEMENT

Section 2.1. Implementation Steps by the Company.

(a) As promptly as reasonably practicable after the date hereof, the Company will apply, in a manner reasonably acceptable to Parent, to the Court under Section 192 of the CBCA for an interim order (as such interim order may be amended with the consent of the Company and Parent, the “Interim Order”), in respect of the Arrangement, as contemplated by Section 2.2, and will apply in accordance with Section 2.1(c) for an order approving the Arrangement on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) substantially in the form of Exhibit C hereto (as such order may be amended or varied at any time prior to the Effective Time with the consent of the Company and Parent or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court, the “Final Order”).

(b) The Company shall, subject to obtaining the Interim Order and in the manner contemplated by Section 6.1(a), convene and hold the Company Meeting, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Parent acting reasonably).

(c) The Company shall, subject to obtaining the approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement.

(d) The Company shall, subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing), send to the Director appointed pursuant to Section 260 of the CBCA (the “Director”), for endorsement by and filing with the Director, the articles of arrangement (the “Articles of Arrangement”) and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

Section 2.2. Interim Order. The notice of motion for the application for the Interim Order referred to in Section 2.1(a) shall request that the Interim Order provide:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the Arrangement Resolution shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, excluding Shares held by the senior officers of the Company identified in Schedule 2.2(b) of this Agreement (together, the “Requisite Shareholder Vote”);

(c) that, in all other respects, the terms, restrictions and conditions of the Articles of Continuation or By-laws or equivalent organizational documents (the “Organizational Documents”) of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d) for the grant of the rights of dissent in respect of the Arrangement described in Article 5 of the Plan of Arrangement (the “Dissent Rights”);

(e) that the Company Meeting may be adjourned or postponed from time to without the need for additional approval of the Court; and

(f) that the record date for Company Shareholders entitled to vote at the Company Meeting will not change in respect of any adjournment or postponement of the Company Meeting.

Section 2.3. Company Proxy Statement. As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Parent and otherwise in accordance with Section 6.1, the Company Proxy Statement (and any amendments thereto) together with any other documents required by the Securities Act, the Exchange Act, Canadian Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement. As promptly as reasonably practicable thereafter, and after obtaining the Interim Order, the Company shall cause the Company Proxy Statement and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and to be filed with applicable Governmental Authorities, as required by the Interim Order and applicable Laws and in accordance with Section 6.1.

Section 2.4. Dissenting Shareholders. The Company shall give Parent (a) prompt notice of any written notice exercising Dissent Rights, withdrawals of the exercise of such rights and any other instruments given by any Company Shareholders pursuant to the CBCA and received by the Company in connection with the Arrangement or the Company Meeting and (b) the opportunity to participate in all negotiations and proceedings with respect to the exercise of such Dissent Rights. Without the prior written consent of Parent, except as required by applicable Law, the Company shall not make any payment prior to the Effective Time with respect to any such rights or offer to settle or settle any such rights.

Section 2.5. Effects of the Arrangement on Shares, Company Options, Company RSUs, Company Restricted Shares. Each Share, Company Option, Company RSU and Company Restricted Share shall be dealt with as provided in the Plan of Arrangement.

Section 2.6. Closing. The closing of the Arrangement and the other transactions contemplated hereby (the “Closing”) shall take place (i) at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York, on the second Business Day after which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the “Closing Date”); provided, however, that Parent shall not be required to consummate the Arrangement and the other transactions contemplated hereby prior to the earlier of (i) a date during the Marketing Period specified by Parent on no less than three Business Days’ notice to the Company and (ii) the second Business Day after the end of the Marketing Period.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in a particular Section or subsection of the Company Disclosure Letter shall be deemed to be disclosed in each other Section or subsection thereof to which the relevance of such information is reasonably apparent) or (y) as disclosed in the SEC Reports (excluding (A) any disclosures set forth in any risk factor section, (B) any disclosure constituting forward-looking statements, (C) any other disclosures to the extent such disclosure is in the nature of a cautionary statement to the effect that the matters subject to such disclosure could or would be expected to have a material adverse effect on the Company and its Subsidiaries or their financial condition, results of operation, revenues, expenses, cash flows, liquidity or businesses and (D) only with respect to the representations and warranties contained in Sections 3.8 and 3.10, information in the SEC Reports concerning matters relating to Contingent Commissions), in each case, if, and only if, the nature and content of the applicable disclosure in such SEC Reports is such that its applicability to a representation or warranty contained in this Article III is reasonably apparent, the Company hereby represents and warrants to Parent that (provided that the qualifications in clauses (x) and (y) of this preamble shall not qualify the representation in Section 3.10(a)):

Section 3.1. Corporate Existence and Power. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, except in the case of the Subsidiaries where the failure to be so organized, existing and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries has all corporate or similar powers and authority required to own, lease and operate its respective properties and to carry on its business as now conducted, except in the case of the Subsidiaries where the failure to have such power and authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is in violation of its organizational or governing documents in any material respect.

Section 3.2. Corporate Authorization. (a) The Company has the corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Shareholder Vote and the Final Order, to consummate the transactions contemplated hereby and to perform each of its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company. Except for the approval of the Arrangement by the Requisite Shareholder Vote in accordance with the terms of the Interim Order, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. The Board of Directors of the Company, acting upon the recommendation of the Special Committee, at a duly held meeting has (i) determined that it is in the best interests of the Company and the Company Shareholders (other than holders of Shares that are Affiliates of Parent or holders of Shares being contributed to Parent in connection with the Arrangement), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved to recommend that the Company Shareholders approve the Arrangement Resolution and directed that such matter be submitted for consideration of the Company Shareholders at the Company Meeting. The only vote of the Company Shareholders required to adopt this Agreement and approve the transactions contemplated hereby is the Requisite Shareholder Vote.

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution and delivery of this Agreement by Parent, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 3.3. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) filings under the CBCA; (ii) compliance with the applicable requirements of the HSR Act, the Competition Act and the Investment Canada Act; (iii) the applicable requirements of the Exchange Act including the filing of the Company Proxy Statement and, if applicable, the Schedule 13E-3; (iv) compliance with the applicable requirements of Canadian Securities Laws; (v) the applicable requirements of compliance with the rules and regulations of the New York Stock Exchange and the Toronto Stock Exchange; (vi) compliance with any applicable foreign, state or provincial securities or blue sky laws; (viii) the Interim Order and Final Order; (ix) the consents and/or notices listed in Section 3.3 of the Company Disclosure Letter; and (x) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.4. Non-Contravention. Except as set forth in Section 3.4 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of (A) the Company or (B) any of its Subsidiaries; (ii) assuming compliance with the matters referenced in Section 3.3 and the receipt of the Requisite Shareholder Vote, the Regulatory Approvals and

the Final Order, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except in the case of clauses (i)(B), (ii) and (iii) above, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.5. Capitalization. (a) The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of Preference Shares, issuable in series (the “Preference Shares”). As of February 22, 2007, there were (i) (A) 39,842,229 Shares issued and outstanding (including 2,530,374 Company Restricted Shares), and (B) no Preference Shares issued and outstanding, (ii) Company Options (all of which are currently exercisable) to purchase an aggregate of 919,751 Shares, with a weighted average exercise price of $15.45 per Share, issued and outstanding and (iii) 1,938,068 Company RSUs issued and outstanding. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiaries of the Company own any Shares or any other equity securities of the Company.

(b) Except as set forth in this Section 3.5, there have not been reserved for issuance, and there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries, other than Company Options; (iii) Company Options or other rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company or such Subsidiary, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (the items in clauses (i) through (iv) collectively, “Company Securities”). Except as set forth in Schedule 3.5(b) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities. Except as set forth in Section 3.5(b) of the Company Disclosure Letter, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or any of its Subsidiaries or preemptive rights with respect thereto.

(c) Other than the issuance of Shares upon exercise of Company Options, since February 22, 2007 to the date hereof, neither the Company nor any of its Subsidiaries has issued or sold any Company Securities, or repurchased, redeemed or otherwise acquired any Company Securities for cash, and their respective Boards of Directors have not authorized any of the foregoing.

(d) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company Shareholders may vote are outstanding. Section 3.5(d) of the Company Disclosure Letter sets forth, as of January 31, 2007, all of the outstanding Indebtedness of the Company and each of its Subsidiaries (and the Company and its Subsidiaries have not borrowed or otherwise incurred any Indebtedness since that date, other than pursuant to the accrual of interest on outstanding Indebtedness). Except as set forth in Section 3.5(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries guaranties any Indebtedness or other obligations of any Person other than of the Company or any of its wholly-owned Subsidiaries. Except as set forth in Section 3.5(d) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company is a party to any Contract under which the Company or any such Subsidiary is, or may become, obligated to pay any amount in respect of an “earn-out” or any other form of deferred purchase price payment in connection with any acquisition of assets or securities, merger, consolidation or other business combination.

Section 3.6. Company Subsidiaries. (a) Section 3.6(a) of the Company Disclosure Letter sets forth a list of all of the Subsidiaries of the Company.

(b) Except as set forth in Section 3.6(b) of the Company Disclosure Letter, all equity interests of any Subsidiary of the Company held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than Permitted Liens.

Section 3.7. Reports and Financial Statements. (a) Except as set forth in Section 3.7(a) of the Company Disclosure Letter, the Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC and the Canadian Securities Commissions since January 1, 2004 (all such forms, reports, statements, certificates and other documents filed since January 1, 2004, with any amendments thereto, collectively, the “Company Reports”), each of which, including any financial statements included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Laws as of the date filed with the SEC or the Canadian Securities Commissions, as applicable. None of the Company’s Subsidiaries is required to file periodic reports with the SEC or any of the Canadian Securities Commissions. None of the Company Reports contained, when filed with the SEC or the Canadian Securities Commissions, as applicable, and, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff or the staff of any of the Canadian Securities Commissions with respect to the Company Reports.

(b) Each of the consolidated financial statements of the Company and its Subsidiaries (i) included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) and (ii) included in Section 3.7(b) of the Company Disclosure Letter, fairly presents (subject, in the case of the unaudited statements, to the absence of notes and normal year-end audit adjustments as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act), in all material respects, the results of the consolidated operations and changes in shareholders’ equity and cash flows and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of its date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the Canadian Securities Commissions, as applicable, with respect thereto and each of such financial statements (including the related notes, where applicable) was prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act.

(c) The management of the Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (ii) has disclosed, as of December 31, 2006, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the Knowledge of the Company, no events, facts or circumstances have arisen or become known since December 31, 2006 of the type referred to in clauses (ii)(x) or (ii)(y) of the immediately preceding sentence.

Section 3.8. Undisclosed Liabilities. Except as set forth in Section 3.8 of the Company Disclosure Letter and except (i) for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company (including the notes thereto) included in Section 3.7(b) of the Company Disclosure Letter for the year ended December 31, 2006, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2006, (iii) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, (iv) for liabilities incurred in connection with the transactions contemplated hereby, or (v) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

Section 3.9. Disclosure Documents. Each of the proxy statement (the “Company Proxy Statement”) and, if applicable, the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), as each may be amended or supplemented, relating to the transactions contemplated hereby, to be filed by the Company with the SEC and the relevant Canadian securities regulatory authorities (the “Canadian Securities Commissions”) in connection with seeking the Requisite Shareholder Vote, will not, at the date it is filed with the SEC and the Canadian Securities Commissions, or, in the case of the Company Proxy Statement, at the time it is first mailed to the Company Shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Company Proxy Statement, if applicable, the Schedule 13E-3 and all related SEC and the Canadian Securities Commissions filings to comply as to form in all material respects with the requirements of the Exchange Act and Canadian Securities Laws applicable thereto as of the date of such filing. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made in the Company Proxy Statement or the Schedule 13E-3 based on information supplied by Parent or any of its Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.10. Absence of Certain Changes or Events. Since December 31, 2006, (a) no Effect has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (b) except as set forth in Section 3.10 of the Company Disclosure Letter, the Company and each of its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice.

Section 3.11. Litigation. (a) Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (a “Proceeding”) of any nature against the Company or any of its Subsidiaries, except for any Proceeding which has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company, its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon the Company, its Subsidiaries or their respective properties or assets, except for any injunction, order, judgment, decree or regulatory restriction which has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company has made available to Parent true, correct and complete copies of all of the subpoenas and written demands, written inquiries and written information requests received by the Company or any of its Subsidiaries from any Governmental Authority since January 1, 2004 relating to Contingent Commissions. Except as set forth in Section 3.11(b) of the Company Disclosure Letter, as of the date hereof, no Governmental Authority has requested that the Company or any of its Subsidiaries enter into a settlement negotiation with respect to the matters covered by such subpoenas, demands, inquiries and information requests.

Section 3.12. Taxes. Except as set forth in Section 3.12 of the Company Disclosure Letter and except as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) all Tax Returns required to be filed by the Company or any of its Subsidiaries have been properly prepared and timely filed (taking into account any extension of time to file granted or obtained) and any such filed Tax Returns are true, correct and complete;

(b) the Company and its Subsidiaries have fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 3.12(a)), other than Taxes that are not yet due and payable or that are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP; all amounts of Tax required to be withheld by the Company and its Subsidiaries have been or will be timely withheld and paid over to the appropriate Tax authority;

(c) there are no Liens for Taxes, other than Liens for current Taxes and assessments not yet past due or which are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP, on the assets of the Company or any Subsidiary;

(d) no deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any Subsidiary (or, to the Company’s Knowledge, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP;

(e) (i) no audit, investigation, examination or other proceeding by any Governmental Authority is pending or, to the Company’s Knowledge, has been threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries and (ii) neither the Company nor any Subsidiary of the Company has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course);

(f) there are no Tax sharing indemnification, allocation or similar agreements to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries is bound (other than agreements exclusively between or among the Company and its Subsidiaries);

(g) neither the Company nor any of its Subsidiaries is required to make any disclosure to the Internal Revenue Service with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Code;

(h) neither the Company nor any of its Subsidiaries has been doing business in any jurisdiction for which it is required to file a Tax Return and has not filed such a Tax Return; and

(i) neither the Company nor any of its Subsidiaries has entered into any transaction that would result in liability for Taxes of the Company or such Subsidiary pursuant to Section 247 and/or Section 69 of the Income Tax Act (Canada).

Section 3.13. Employee Benefits. (a) With respect to each Employee Benefit Plan (other than any “multiemployer plan” within the meaning of ERISA Section 3(37)) and all stock purchase, stock option, severance, employment, change in-control, fringe benefit, bonus, incentive, deferred compensation and other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not, under which any Company Employee has any present or future right to benefits, maintained or contributed to by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any present or future liability (the “Company Benefit Plans”), no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any liability (other than a claim for benefits or other event in the ordinary course of business) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Company Benefit Plan has been operated, funded and administered in compliance with its terms and with all applicable requirements of Law, including ERISA and the Code, except as would not subject the Company or any of its Subsidiaries to any liability that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any Company Benefit Plan that is subject to ERISA, or, to the Knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code). Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan.

(b) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan that would increase materially the annual expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth in Section 3.13(b) of the Company Disclosure Letter and except as contemplated by the Plan of Arrangement (as such may be amended in accordance with the terms of this Agreement), no Company Benefit Plan or Company Stock Plan exists that could (i) result in the payment to any Company Employee of any money or other property, (ii) accelerate or provide any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Company Employee, or (iii) limit or restrict the ability of the Company or its Subsidiaries to merge, amend or terminate any Company Benefit Plan, in each case, as a result of the execution of this Agreement or otherwise related in any way to the transactions contemplated hereby; and no such payment would reasonably be expected to constitute a material parachute payment within the meaning of Code Section 280G.

(c) Schedule 3.13(c) of the Company Disclosure Letter sets forth a list of all material Company Benefit Plans. The Company has made available to Parent true and complete copies of all material Company Benefit Plans.

(d) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries reasonably believe that they have properly classified their consultants and independent contractors as non-employees for purposes of withholding of Taxes, employment Taxes and employment Law, and neither the Company nor any of its Subsidiaries has incurred, and no circumstances exist under which the Company or any such Subsidiary would reasonably be expected to incur, any liability arising under the Fair Labor Standards Act.

(f) All Company Options have been granted in accordance with the terms of the applicable Company Stock Plan and applicable Law. All Stock Options granted to U.S. persons after January 1, 2005 have an exercise price at least equal to the fair market value of the underlying Shares on the date of any such grant, except for such failures, if any, to be so granted which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(g) Neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract. To the Knowledge of the Company, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any employees of the Company or any of its Subsidiaries.

Section 3.14. Compliance With Laws. (a) Each of the Company and its Subsidiaries is, and at all times since January 1, 2004 has been, in compliance with all Laws applicable to the Company and its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Each of the Company and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each Subsidiary to carry on their respective businesses as currently conducted, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the Knowledge of the Company, each officer, employee, agent, independent contractor or other Person employed, supervised or controlled by the

Company or any Subsidiary of the Company, or whom the Company has a responsibility to supervise or control under applicable Law or contract who since January 1, 2004 has marketed, sold, negotiated, serviced, administered, managed, provided advice with respect to or otherwise transacted business on behalf of the Company or its Subsidiaries (each a “Producer”), at the time such Producer transacted any such business was duly and appropriately licensed, appointed or registered (for the type of business transacted by such Producer), in each case, in the particular jurisdiction in which such Producer transacted such business.

(c) Neither the Company nor and of its Subsidiaries nor, to the Knowledge of the Company, any Producer has colluded with others to “rig bids” or otherwise engaged in “bid rigging,” submitted false quotes to customers or engaged in similar illegal activities (without giving effect to any (i) actions taken by employees or agents of any insurance brokerage business acquired by the Company or a Subsidiary of the Company after the date hereof so long as such actions were taken prior to such acquisition or (ii) actions taken by any Producer that becomes employed or otherwise retained by the Company or any of its Subsidiaries after the date of this Agreement so long as such actions were taken prior to such engagement).

(d) Neither the Company nor any of its Subsidiaries (i) is a health maintenance organization or preferred provider organization or (ii) underwrites (as principal or counterparty) any non-indemnity medical, health care, disability, dental or similar products or services.

(e) The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no material action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened. None of the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or is identified on OFAC’s List of Specially Designated Nationals and Blocked Persons.

(f) None of the Company, any Subsidiary of the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or other Person acting on behalf of the Company or any of its Subsidiaries has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and its

Subsidiaries and, to the Knowledge of the Company its other Affiliates, have conducted their businesses in material compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued material compliance therewith.

Section 3.15. Finders’ Fees. No agent, broker, investment banker, financial advisor or other firm or person except Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital Inc. is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated hereby. The Company has disclosed to Parent all material terms of the engagement of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital Inc., including the amount of such fees and any right of first offer or other “tail” provisions.

Section 3.16. Opinion of Financial Advisors. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital Inc. have delivered to the Board of Directors of the Company and the Special Committee, respectively, an opinion to the effect that, as of the date hereof, the consideration to be received by holders of Shares (other than holders of Shares that are Affiliates of Parent or holders of Shares being contributed to Parent in connection with the Arrangement) in the Arrangement is fair, from a financial point of view, to such holders.

Section 3.17. Rights Agreement; Anti-Takeover Provisions. The Company does not have any shareholder rights plans in effect. None of the Company, this Agreement, the Arrangement, and any other transactions contemplated hereby is subject to any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company.

Section 3.18. Intellectual Property Rights. (a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries own, have a valid license, or otherwise have a right to use, free of all Liens other than Permitted Liens, all Intellectual Property used in the conduct of the businesses of the Company and its Subsidiaries as currently conducted; and (ii) all Intellectual Property that has been licensed by or on behalf of the Company or any Subsidiary of the Company is being used substantially in accordance with the applicable license pursuant to which the Company or such Subsidiary has the right to use such Intellectual Property.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) neither the Company nor any Subsidiary of the Company is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use any Intellectual Property; (ii) to the Knowledge of the Company, no Intellectual Property owned by the Company and its Subsidiaries is being infringed by any third party; and (iii) neither the Company nor any Subsidiary of the Company is infringing any Intellectual Property of any third party.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) there is no pending or, to the Knowledge of the Company, threatened claim or dispute regarding the ownership of, or use by, the Company or any Subsidiary of any Intellectual Property; (ii) neither the Company nor any

Subsidiary has received any written notice of any infringement or contributory infringement of the rights of any third party with respect to the use of any Intellectual Property; and (iii) the consummation by the Company of the transactions contemplated hereby will not result in the loss, impairment, increase in the cost of use of, or breach of any license for, any Intellectual Property used in the business of the Company or any of its Subsidiaries as currently conducted.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) as of the date hereof, the Company and its Subsidiaries have been and are in material compliance with all privacy policies of or applicable to the Company and its Subsidiaries; (ii) the Company and its Subsidiaries have established and are in compliance with security programs that are designed to protect (A) the security, confidentiality and integrity of transactions executed through its computer systems, and of all confidential or proprietary data and (B) against unauthorized access to their systems and the systems of such third party service providers which have access to their data; and (iii) to the Knowledge of the Company, neither the Company nor its Subsidiaries has suffered a security breach with respect to the data used in the businesses of the Company or its Subsidiaries or the systems used in the businesses of the Company or its Subsidiaries.

Section 3.19. Properties. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or a Subsidiary thereof has good title to, or, in the case of property held under a lease or other Contract, a valid leasehold interest in all of the owned or leased properties and assets of the Company and its Subsidiaries, including all assets reflected in the most recent consolidated balance sheet of the Company included in the SEC Reports or acquired after the date of such balance sheet (except for such assets that have been sold or otherwise disposed of since such balance sheet date in the ordinary course of business). The Company or a Subsidiary owns all such owned material assets and properties free and clear of all Liens, other than Permitted Liens. The Company does not own any real property.

Section 3.20. Affiliate Transactions. No executive officer or director of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any immediate family member of any of such persons or their respective Affiliates) or any Person beneficially owning 5% or more of the Shares is a party to any material contract (other than those disclosed in the SEC Reports) with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months.

Section 3.21. Insurance. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on the Company, (a) the insurance policies maintained by the Company and its Subsidiaries provide insurance in such amounts and against such risks as are customary and adequate for companies of similar size and operating in the same industry as the Company and its Subsidiaries, (b) such insurance policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and all premiums due with respect to all such policies have been paid and (c) neither the Company nor any of its Subsidiaries is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any insurance policy.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT

Parent hereby represents and warrants to the Company that:

Section 4.1. Corporate Existence and Power. Parent is duly organized, validly existing and in good standing under the CBCA and has all corporate power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder.

Section 4.2. Corporate Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent. No corporate proceedings other than those previously taken or conducted on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due and valid execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Parent enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 4.3. Governmental Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (i) filings under the CBCA; (ii) compliance with the applicable requirements of the HSR Act, the Competition Act and the Investment Canada Act; (iii) the applicable requirements of the Exchange Act including the filing of the Schedule 13E-3, if applicable, (iv) compliance with any applicable foreign, state or provincial securities or blue sky laws; (v) the Interim Order and Final Order; (vi) the consents and/or notices listed in Section 3.3 of the Company Disclosure Letter; and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.4. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby do not and will not (i) contravene or conflict with the organizational or governing documents of Parent, (ii) assuming compliance with the items specified in Section 4.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its properties or assets, or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or any event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation or acceleration of any right or obligation of Parent or to a loss of any material benefit to which Parent is entitled under any Contract, except in the case of clauses (ii) and (iii) above only, which would not individually or in the aggregate reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.5. Disclosure Documents. None of the information supplied or to be supplied by Parent or any of its Affiliates specifically for inclusion in the Company Proxy Statement or, if applicable, Schedule 13E-3, in each case, as may be amended or supplement, will, at the time it is filed with the SEC and the Canadian Securities Commissions, or, in the case of the Company Proxy Statement, at the time it is first mailed to the Company Shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6. Finders’ Fees. No agent, broker, investment banker, financial advisor or other firm or person except Morgan Stanley & Co., Incorporated and Stephens Inc. is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from the Company in connection with any of the transactions contemplated hereby.

Section 4.7. Financing. Parent has delivered to the Company true and complete copies of (a) the commitment letter, dated as of the date hereof, among Parent, Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation (the “Debt Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing”), and (b) the equity commitment letters, dated as of the date hereof, from (i) Apax US VII, L.P., (ii) Apax Europe VII Investments Sárl and (iii) Morgan Stanley Principal Investments, Inc. (the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which such parties have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of the date hereof, (A) none of the Financing Commitments has been amended or modified, and (B) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Each of the Equity Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. Each of the Debt Financing Commitments, in the form so delivered, is in full force and effect as of the date hereof and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto for so long as it remains in full force and effect. As of the date hereof and assuming the accuracy of all representations and warranties of the Company in this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitments. As of the date hereof and assuming the accuracy of all representations and warranties of the Company in this Agreement and compliance by the Company with its agreements hereunder, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Parent has fully paid, or caused to be fully paid, any and all commitment and other fees required by the terms of the Financing Commitments to be paid on or before the date hereof. Assuming the accuracy of the Company’s representations and warranties contained herein, the proceeds from the Financing (together with the available cash of the Company and its Subsidiaries) constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated by this Agreement, including the cash payment to fund the Arrangement as described in Article 3 of the Plan of Arrangement.

Section 4.8. Guarantees. Concurrently with the execution of this Agreement, Parent has delivered to the Company the limited guarantees of each of (A) Apax US VII, L.P., (B) Apax Europe VII Investments Sárl and (C) Morgan Stanley Principal Investments, Inc. (the “Guarantors”) with respect to certain matters on the terms specified therein (the “Guarantees”).

Section 4.9. Operations of Parent. Parent has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein, including in connection with arranging the Financing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME

Section 5.1. Conduct of the Company and Subsidiaries. Except for matters set forth in Section 5.1 of the Company Disclosure Letter or as otherwise contemplated by or specifically provided in this Agreement, or as subsequently consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time, the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, (i) conduct their respective businesses in the ordinary and usual course consistent with past practice, (ii) preserve intact in all material respects its business organization, and their existing relationships with Persons having material business relationships therewith, and (iv) comply with all applicable Law in all material respects. Without limiting the generality of the foregoing, and except for matters set forth in Section 5.1 of the Company Disclosure Letter or as contemplated or permitted by this Agreement or the Plan of Arrangement (as such may be amended in accordance with the terms of this Agreement), without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall not permit its Subsidiaries to:

(a) amend or otherwise change the Company’s Organizational Documents;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, or acceleration of the vesting of, any shares of capital stock of any class of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company or any of its Subsidiaries, or any Company Securities (except for (i) the issuance of up to an aggregate 125,000 Shares and Company RSUs in connection with the acquisition of an insurance brokerage business (including, without limitation, by merger, consolidation, amalgamation or acquisition of stock or assets or any other business combination), and (ii) the issuance of Shares pursuant to the exercise of Company Stock Options or the vesting of Company RSUs outstanding on the date hereof (in accordance with their terms));

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (i) dividends by any of the Company’s direct or indirect Subsidiaries to the Company or any of its other Subsidiaries and (ii) regular quarterly dividends on Shares, not to exceed $0.07 per Share per quarter, declared and paid in cash at times consistent with past practice;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e) (i) acquire (including, without limitation, by merger, consolidation, amalgamation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, the purchase price of which is in excess of $7,500,000 per acquisition or $20,000,000 in the aggregate; (ii) except for borrowings under existing revolving credit facilities for working capital purposes or to fund acquisitions permitted under clause (i) of this Section 5.1 (e), incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business; (iii) enter into any contract or agreement other than in the ordinary course of business, except such contracts or agreements as may be permitted by any other clause of this Section 5.1(e); (iv) make, authorize, or make any commitment with respect to, any single capital expenditure (or series of related capital expenditures) which is in excess of $150,000 or capital expenditures which are, in the aggregate, in excess of $4,000,000 for the Company and its Subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.1(e);

(f) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its significant Subsidiaries (other than the Arrangement and other than such transactions solely among the Company and/or its wholly-owned Subsidiaries that would not result in a material increase in the Tax liability of the Company or its Subsidiaries);

(g) except in the ordinary course of business consistent with past practices or as required pursuant to existing written agreements or Company Benefit Plans in effect on the date hereof or as required by applicable Law, (i) adopt, amend in any material respect or terminate any Company Benefit Plan, (ii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (iii) except in connection with promotions or new hires made in the ordinary course of business consistent with past practice, increase in any material respect the cash compensation or welfare or pension benefits of Company Employees, or (iv) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to any Company Benefit Plan are made or determined;

(h) take any action, other than in the ordinary course of business, or as required by GAAP or any applicable Laws, with respect to accounting policies or procedures;

(i) (A) make any change (or file any such change) in any method of Tax accounting for a material amount of Taxes or (B) make, change or rescind any material Tax election, settle or compromise any material liability for Taxes, file any amended Tax Return involving a material amount of additional Taxes (except as required by Law), enter into any closing agreement relating to a material amount of Taxes, surrender any right to claim a material Tax refund, or waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), other than, in each case, in the ordinary course of business consistent with past practice;

(j) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the consolidated balance sheet of the Company as at December 31, 2005 or subsequently incurred in the ordinary course of business;

(k) enter into, renew, extend, amend in any material respect or terminate any Contract that is or would be material to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice;

(l) settle or compromise any investigation or claim by a Governmental Authority, or any other claim, litigation, or arbitration, or release, dismiss or otherwise dispose of any claim, litigation or arbitration, other than settlements or compromises of litigations, claims or arbitrations that do not exceed (x) $100,000 in respect of any single investigation, claim or arbitration (other than investigations and claims by Governmental Authorities) or (y) $1,000,000 in the aggregate (net of insurance recoveries) and do not impose any material restrictions on the business or operations of the Company or any of its Subsidiaries;

(m) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(n) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement (provided that the foregoing shall not require the Company to waive any condition to its obligations hereunder, or require the Company to waive, or prohibit the Company from exercising, any of its rights granted hereunder);

(o) sell, lease, license, subject to a Lien (other than a Permitted Lien) or otherwise surrender, relinquish or dispose of any material assets or property of the Company or any Subsidiary of the Company, other than (i) pursuant to existing written contracts or commitments (the terms of which have been disclosed to Parent prior to the date hereof and are described in Section 5.1(o) of the Company Disclosure Letter) or (ii) consistent with past practices in an amount not in excess of $2,000,000 in the aggregate;

(p) terminate or cancel any insurance coverage maintained by the Company or any of its Subsidiaries with respect to any material assets which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice; or

(q) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

In the event that the Company or any Subsidiary thereof shall consummate any acquisition permitted by Section 5.1(e) solely as a result of the application of a specific threshold set forth therein or any exception contained in Section 5.1(e) of the Company Disclosure Letter, the Company shall provide prompt notice thereof to Parent.

Section 5.2. Conduct of Parent. Parent agrees that, from the date hereof to the Effective Time, it shall not take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent to consummate the transactions contemplated by this Agreement (provided that the foregoing shall not require Parent to waive any condition to its obligations hereunder (or under any Debt Financing Commitment (within the meaning of Section 6.8)), or require Parent to waive, or prohibit Parent from exercising, any of its rights granted hereunder (or under any such Financing Commitment).

Section 5.3. No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1. Shareholder Meeting; Proxy Material. (a) The Company shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Meeting”) for the purpose of obtaining the approval of the Arrangement by the Company Shareholders in accordance with applicable Law and the Interim Order as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Company Proxy Statement and, if applicable, Schedule 13E-3, (ii) take all lawful actions to solicit and obtain the approval of the Arrangement by the Company Shareholders, and (iii) except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of the Arrangement if permitted by Section 6.4, include in the Company Proxy Statement the recommendation of the Board of Directors of the Company that the Company Shareholders approve the Arrangement (the “Recommendation”) and the written opinions of the financial advisors referred to in Section 3.16.

(b) In connection with the Company Meeting, the Company shall (i) as promptly as reasonably practicable after the date hereof prepare and file with the SEC the Company Proxy Statement, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing and will provide copies of such comments to Parent promptly upon receipt and copies of proposed responses to SEC comments prior to filing, (iii) as promptly as reasonably practicable prepare and file (after Parent has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use its reasonable best efforts to have the SEC confirm that it has no further comments on the Company Proxy Statement, and thereafter mail to the Company Shareholders as promptly as reasonably practicable, the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Meeting, provided that the Company shall be under no obligation to mail the Company Proxy Statement to the Company Shareholders prior to 11:59 a.m., New York City time, on April 10, 2007, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Meeting, and (vi) otherwise use its reasonable best efforts to comply with all requirements of Law applicable to the Company Meeting and the Arrangement. Parent shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement and Schedule 13E-3 under applicable Law. If applicable, in connection with the filing of the Company Proxy Statement, the Company and Parent shall cooperate to (i) concurrently with the preparation and filing of the Company Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and shall consult with each other prior to providing such response, (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) have the SEC confirm that it has no further comments on the Schedule 13E-3 and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Meeting. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or the filing of the Schedule 13E-3 or the other filings referred to above (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall consult with the other party and provide the other party an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.

(c) Each of the Company and Parent shall promptly notify the other if at any time before the Company Meeting it becomes aware that the Company Proxy Statement or the Schedule 13E-3 contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

Section 6.2. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby, including preparing and filing as promptly as practicable all documentation to effect all necessary or appropriate filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities or other Persons. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as reasonably practicable after the date hereof and to make, or cause to be made, the filings and authorizations required under the Competition Act, the Investment Canada Act or otherwise required under applicable Law as promptly as reasonably practicable after the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, the Competition Act, the Investment Canada Act or otherwise under applicable Law and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations or approvals, as applicable, under the HSR Act, the Competition Act, the Investment Canada Act or as otherwise required under applicable Law as soon as practicable. Without limiting the foregoing, the parties shall request and shall use reasonable best efforts to obtain early termination of the waiting period under the HSR Act.

(b) Each of Parent, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated hereby, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the Competition Bureau Canada, Industry Canada or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any filing, submission, communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, the Competition Bureau Canada, Industry Canada or any other Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ, the Competition Bureau Canada, Industry Canada or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.2(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ, the Competition Bureau Canada, Industry Canada or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated hereby, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby; provided, however, that no party shall be required to, and the Company may not (without the prior written consent of Parent), take any such actions to resolve any such objections or suits which actions would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(d) Subject to the obligations under Section 6.2(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging any of the transactions contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prevents, materially delays or materially impedes consummation of the transactions contemplated hereby.

(e) The Company shall use commercially reasonable efforts to obtain, as promptly as reasonably practical after the date of this Agreement, the representations, warranties and covenants set forth in Schedule 6.2(e)(i) from the investor set forth in Schedule 6.2(e)(ii).

(f) Notwithstanding anything to the contrary contained in this Agreement, if Parent determines in its reasonable judgment that any approvals from Governmental Authorities required for the change of control of any of the premium finance company Subsidiaries of the Company are reasonably likely not to be received prior to the anticipated Effective Time, or if Parent determines in its reasonable judgment that applying for or obtaining any of such approvals will be unduly burdensome to Parent or its Affiliates, then, if requested by Parent, the Company shall cause the applicable premium finance company Subsidiaries designated by Parent to surrender their respective premium finance company licenses and take such additional steps, including the sale or other transfer of the servicing of, and each such premium finance company Subsidiary’s respective economic interest in, any applicable outstanding premium finance contracts, all as necessary in the reasonable judgment of Parent so that any such premium finance company Subsidiary will not need to be licensed as a premium finance company at the Effective Time in the jurisdictions designated by Parent. The parties will cooperate and use their reasonable best effort to give effect to any such license surrenders, transfers and/or other actions as close in time to the Closing Date as reasonably practical.

Section 6.3. Access to Information. (a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent and its respective authorized Representatives, and Parent’s potential financing sources and their respective Representatives, upon reasonable advance notice, (i) such access to the offices, properties, books and records, management and other personnel of the Company and its Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company and its Subsidiaries) as Parent reasonably may request and (ii) all documents that

Parent reasonably may request. Notwithstanding the foregoing, none of Parent, Parent’s potential financing sources or their respective Representatives shall have access to any books, records and other information the disclosure of which (A) would, in the Company’s good faith opinion after consultation with legal counsel, result in the loss of attorney-client privilege with respect to such books, records and other information; or (B) would result in the disclosure of any trade secret of a third party or violate any obligation of the Company to a third party with respect to confidentiality, if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such disclosure. The parties will use their reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

(c) All information obtained pursuant to this Section 6.3 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.4. Solicitation. (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m., New York City time, on March 19, 2007 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives (each of the foregoing, together with the Subsidiaries of the Company, the “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, Company Acquisition Proposals, including by way of providing access to non-public information or Company Employees pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (provided that the Company shall promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries, and access to any Company Employees, that is provided to any Person given such access and which was not previously provided to Parent) and (ii) enter into and maintain discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or the making of any Company Acquisition Proposal. As used herein, an “Acceptable Confidentiality Agreement” shall mean a confidentiality and standstill agreement that contains provisions which are no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement; provided, that, a confidentiality and standstill agreement that contains a standstill agreement that is of a duration of not less than one year but less than two years and provisions which are otherwise no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement shall be deemed to be an Acceptable Confidentiality Agreement if the Company promptly (within one Business Day) acknowledges and agrees in a writing delivered to Apax Partners, LP that the Confidentiality Agreement has been modified so that the duration of the standstill provision contained in the Confidentiality Agreement shall be the same as the duration of the standstill provision contained in such Acceptable Confidentiality Agreement.

(b) Subject to Section 6.4(c), and except as permitted below in this Section 6.4(b) with respect to any Excluded Party, from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company, the Company’s Subsidiaries or any of their respective Representatives shall, directly or indirectly: (A) initiate, solicit or knowingly encourage (including by way of providing or making available information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than Parent and its Representatives) any information in connection therewith, (B) terminate, waive, amend, release, modify or fail to enforce any provision of, or grant any permission or request under, any standstill, confidentiality or similar agreement entered into by the Company or any of its Subsidiaries in respect of or in contemplation of a Company Acquisition Proposal, or (C) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to a Company Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. Subject to Section 6.4(c), on the No-Shop Period Start Date, the Company shall and shall cause its Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any potential Company Acquisition Proposals and, if not already so requested, request the prompt return or destruction of all confidential information previously furnished to such Persons or their Representatives; provided, that, with respect to any Excluded Party, the Company and its Representative may continue to take any of the actions described in clause (A) above (or clause (B) above solely to the extent necessary to permit the Company and its Representatives to take the actions described in clause (A) above) from and after the No-Shop Period Start Date and prior to obtaining the Requisite Shareholder Vote. As used herein, “Excluded Party” means any Person that submitted to the Company prior to the No-Shop Period Start Date a Company Acquisition Proposal (x) for which the requirements of Section 6.4(c)(i) have been satisfied and (y) that includes aggregate consideration payable in respect of the Shares, Company Options and Company RSUs that the Board of Directors has determined in good faith to be of a comparable level of consideration (regardless of form of consideration) to the aggregate consideration payable by Parent in respect of such Company Securities pursuant to the Arrangement; provided, that, if the Company Acquisition Proposal made by any Excluded Party shall have expired or been withdrawn as of 11:59 a.m., New York City time, on April 10, 2007, then from and after such time the Person making such offer shall no longer be considered to be an Excluded Party for purposes of this Agreement. With respect to any Person submitting a Company Acquisition Proposal prior to the No Shop Period Start Date, the Board of Directors of the Company shall make, in good faith as promptly as practical following (and within 48 hours of) the No-Shop Period Start Date, a determination as to whether such Person meets the requirements to be an Excluded Party for purposes of this Agreement.

(c) Notwithstanding anything to the contrary contained in Section 6.4(b), but subject to Section 6.4(d), if at any time following the date hereof and prior to obtaining the Requisite Shareholder Vote, (i) the Company has received a written Company Acquisition Proposal from a third party not solicited in violation of this Section 6.4 that the Board of Directors of the Company determines in good faith to be bona fide, (ii) the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (iii) the Board of Directors of the Company determines in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, that the Company (x) will not, and will not allow its Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries, and access to any Company Employees, provided to such other Person which was not previously provided to Parent. Notwithstanding anything to the contrary contained in Section 6.4(b) or this Section 6.4(c), prior to obtaining the Requisite Shareholder Vote, the Company shall be permitted to take the actions described in clauses (A) and (B) above with respect to any Excluded Party.

(d) No later than 11:59 a.m., New York City time, on March 30, 2007, the Company shall notify Parent of the number of Excluded Parties (identifying each Excluded Party as either a strategic or financial acquirer and not by name) and provide Parent a summary of the material terms and conditions of each Company Acquisition Proposal received from any Excluded Party, including a description of the material terms of any related proposals made to the executive officers of the Company in relation to compensation and rollover of Company Securities. No later than 11:59 a.m., New York City time, on April 11, 2007, the Company shall deliver to Parent a written notice identifying the Excluded Parties by name (together with copies of the written proposals delivered by such Excluded Parties). The Company shall keep Parent informed on a current basis (within one Business Day) as to the status and any material developments, modifications, discussions and negotiations concerning all such Company Acquisition Proposals from Excluded Parties. From and after 11:59 a.m., New York City time, on April 10, 2007, the Company will provide Parent copies of all material documents (promptly within one Business Day of receipt) relating to Company Acquisition Proposal made by Excluded Parties. From and after the No-Shop Period Start Date, the Company shall promptly (within one Business Day) notify Parent in the event that the Company or any of its Representatives receives (i) a Company Acquisition Proposal from a Person or group of related Persons other than an Excluded Party, (ii) any request for information relating to any potential Company Acquisition Proposal other than from an Excluded Party or (iii) any inquiry or request for discussions or negotiations regarding any Company Acquisition Proposal other than from an Excluded Party. Any such notice required by the preceding sentence shall include the identity of the Person making such proposal, request or inquiry and the material terms and conditions thereof (and shall include a copy of any such written proposal, inquiry or request, including a description of any related proposals made to the executive officers of the Company in relation to compensation and rollover of Company Securities). The Company shall keep Parent informed on a current basis (within one Business Day) as to the status and any material developments, modifications, discussions and negotiations concerning the matters referred to in the two preceding sentences (and shall include a copy of any written modification or other material documentation relating thereto). Without limiting the foregoing, from and after the No-Shop Period Start Date, the Company shall promptly (within one Business Day) notify Parent in writing if it determines to begin providing or making available information or to engage in negotiations concerning a Company Acquisition Proposal received on or after the No-Shop Period Start Date from a Person or group of related Persons, other than an Excluded Party, pursuant to Section 6.4(c). Notwithstanding anything to the contrary contained in this Section 6.4, (x) the Company shall not, and shall not authorize, direct, cause or permit any of its Representatives to enter into any confidentiality agreement with any Person subsequent to the date of this Agreement except an Acceptable Confidentiality Agreement as permitted or required pursuant to this Section 6.4, and (y) the Company and its Representatives shall provide confidential information only in compliance with the requirements of Schedule 6.4(d) and the Company and its Subsidiaries shall not be party to any agreement that prohibits the Company from providing or making available to Parent any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement.

(e) Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (i) modify in a manner adverse to Parent or withdraw, or publicly propose to modify in a manner adverse to Parent or withdraw, the Recommendation, (ii) approve or make any recommendation to the Company Shareholders in connection with any tender offer, take-over bid or other Company Acquisition Proposal (other than a recommendation against such offer) or (iii) take any other action in connection with the Company Meeting or make any other public statement inconsistent with such Recommendation (any of the actions referred to in the foregoing clauses (i), (ii) and (iii), whether taken by the Board of Directors of the Company or a committee thereof, a “Recommendation Withdrawal”); provided, that at any time prior to obtaining the Requisite Shareholder Vote, if (x) the Company receives a Company Acquisition Proposal which the Board of Directors of the Company concludes in good faith (after consultation with its independent financial advisors) constitutes a Superior Proposal and (y) the Board of Directors of the Company determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Board of Directors of the Company may (A) make a Recommendation Withdrawal or (B) terminate this Agreement in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however that the Company shall not terminate this Agreement pursuant to this Section 6.4(e), and any purported termination pursuant to this Section 6.4(e) shall be void and of no force or effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 8.2(a); and provided, further, that the Board of Directors may not effect a Recommendation Withdrawal pursuant to this Section 6.4(e) or terminate this Agreement pursuant to this Section 6.4(e) unless the Company shall have provided prior written notice to Parent, at least 72 hours in advance (the “Notice Period”), of its intention to effect a Recommendation Withdrawal in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior

Proposal (including the identity of the party making such Superior Proposal), together with a description of any related proposals made to the executive officers of the Company in relation to compensation and rollover of Company Securities, and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.4(e) with respect to such new written notice, except that the Notice Period shall be reduced to 36 hours.

(f) The Company agrees that any violations of the restrictions set forth in this Section 6.4 by any Representative of the Company, shall be deemed to be a breach of this Section 6.4 by the Company.

(g) As used in this Agreement, the term:

(i) “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) other than Parent or its Affiliates relating to any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class or series of Company Securities, any tender offer, take-over bid or exchange offer that if consummated would result in any Person or “group” beneficially owning 20% or more of any class or series of Company Securities, or any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole); and

(ii) “Superior Proposal” means a bona fide written Company Acquisition Proposal that the Board of Directors of the Company in good faith determines would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company Shareholders (solely in their capacities as Company Shareholders) than the transactions contemplated hereby after receiving the advice of a financial advisor (who shall be a nationally recognized investment banking firm in the United States or Canada) and after taking into account any other relevant factors permitted by applicable Law (including the likelihood of obtaining financing and regulatory approval for such proposal and the likelihood of consummating such proposal); provided that for purposes of the definition of “Superior Proposal”, the references to “20% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “a majority”.

(h) Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or under Canadian Securities Laws or (ii) making any disclosure to the Company Shareholders if, in the good faith judgment of the Board of Directors of the Company, after receipt of advice from its outside legal counsel, such disclosure is required by applicable Law; provided, that neither the Company nor the Board of Directors (or any committee thereof) may make a Recommendation Withdrawal except as permitted by Section 6.4(e).

Section 6.5. Director and Officer Liability.

(a) From and after the Effective Time, the Parent or the Company, as applicable, shall to the greatest extent permitted by Law (and notwithstanding any limitations in any existing indemnity or similar agreements or the By-laws of the Company) indemnify and hold harmless (and comply with all of the Company’s and its Subsidiaries’ existing obligations to indemnify and hold harmless, including obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time, including, without limitation, the approval of this Agreement or the transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated hereby; and (ii) such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(b) As of the Effective Time, the Company shall have purchased, and, following the Effective Time, Parent shall maintain, or cause to be maintained, a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”), which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain substantially the same coverage and amount as, and contain terms and conditions no less advantageous, in the aggregate, than the coverage currently provided by the Current Policy; provided, that the Company shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such tail policy shall not exceed 300% of the Company’s current annual premium for its Current Policy (which the Company represents and warrants to be $823,700 (the “Current Premium”) (it being understood that if the cost of such tail policy would exceed 300% of the Current Premium then the Company shall purchase a tail policy that contains the highest level of coverage that can be obtained for such amount). Subject to the foregoing limitations, Parent agrees to pay, or cause to be paid, the premium in respect of such tail policy on a timely basis following the Effective Time.

(c) This Section 6.5 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, present or former directors or officers of the Company or its Subsidiaries, their respective heirs and personal representatives and shall be binding on the Parent or the Company, as applicable, and their successors and assigns. In the event that the Parent or the Company, as applicable, or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Parent or the Company, as applicable, assume and honor the obligations set forth in this Section 6.5.

(d) The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any such present or former director or officer is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under any such policies.

Section 6.6. Public Announcements. Except with respect to any Recommendation Withdrawal or any action taken pursuant to, and in accordance with, Section 6.4 or Article VIII, so long as this Agreement is in effect, the parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law or any listing agreement with the New York Stock Exchange or the Toronto Stock Exchange, will not issue any such press release or make any such public statement without the consent of the other parties (such consent not to be unreasonably withheld or delayed).

Section 6.7. Employee Matters.

(a) Without limiting any additional rights that any Company Employee employed by the Company or any of its Subsidiaries at the Effective Time (“Current Employee”) may have under any Company Benefit Plan, Parent shall, or shall cause the Company and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for each Current Employee (i) his or her salary or hourly wage rate, commission structure and opportunities, and/or target cash bonus opportunities under annual programs (collectively, “Compensation”), that in the aggregate are no less favorable than the Compensation and benefits, as applicable, maintained for and provided to such Current Employees immediately prior to the Effective Time, and (ii) severance, retirement and welfare benefits provided under the Company Benefit Plans that in the aggregate are no less favorable than the Compensation and benefits, as applicable, maintained for and provided to such Current Employees immediately prior to the Effective Time; provided, however, that subject to Section 6.7(c), nothing herein shall prevent the amendment or termination of any Company Benefit Plans or interfere with Parent’s or Company’s right or obligation to make such changes as (i) are necessary to conform with applicable Law or (ii) are approved by the chief executive officer of the Company. Nothing in this Section 6.7 shall limit the right of Parent, the Company or any of its Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable Laws and any applicable Company Benefit Plan.

(b) As of and after the Effective Time, Parent shall, or shall cause the Company to, give each Current Employee full credit for purposes of eligibility to participate and vesting (but not for benefit accrual purposes, except for purposes of vacation and severance) under any Employee Benefit Plans and any other employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Current Employees as of and after the Effective Time by Parent, the Company or its Subsidiaries (each, a “Parent Plan”) for such Current Employee’s service prior to the Effective Time with the Company and its Subsidiaries and their predecessor entities, to the same extent such service is recognized by the Company or its Subsidiaries immediately prior to the Effective Time under comparable plans. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other similar plan (whether or not subject to ERISA), Parent shall, or shall cause the Company and its Subsidiaries to, (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under similar plans maintained by the Company and its Subsidiaries in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

(c) From and after the Effective Time, Parent shall, or shall cause the Company and its Subsidiaries to, assume and honor, in accordance with their respective terms, (i) each existing employment, change in control, severance and termination plan, policy or agreement of or between the Company or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand, (ii) each bonus plan, program or agreement and (iii) all obligations pursuant to existing benefit restoration plans, equity-based plans, programs or agreements, bonus plans, programs or agreements, bonus deferral plans, vested and accrued benefits under any employee benefit plan, program or arrangement of the Company or its Subsidiaries and similar employment compensation and benefit arrangements and agreements in effect as of the Effective Time, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent legally binding on the Company or any of its Subsidiaries. Notwithstanding the foregoing, on and after the date of execution of this Agreement, the Company shall not make any matching or discretionary contribution to its 401(k) plan in the form of Shares and, effective as of the Effective Time, the Company shall take all actions necessary to effectuate the removal of the investment fund that holds Shares from such plan. In addition, (A) nothing in this Agreement shall require the Company to grant, following the Effective Time, any equity or equity-related compensation to any employee under any equity plan and (B) the Company shall take all actions necessary so that the Company Stock Plans, and the provisions in any other Company Benefit Plan providing for the issuance, transfer or grant of any Shares or other Company Securities or any interest in respect of any Shares or other Company Securities shall be deleted as of the Effective Time, and the Company shall take such actions necessary to ensure that, after the Effective Time, no participant in any Company Stock Plan or other Company Benefit Plan shall have any right thereunder to acquire any Shares or Company Securities or any interest in respect of any capital stock or other equity securities of the Company or any affiliate thereof (except for rights of holders of Company Options and Company RSUs issued under the terms of any Company Plan prior the date hereof that are legally enforceable as of the date hereof).

(d) The provisions of this Section 6.7 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including for the avoidance of doubt any Company Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.7) under or by reason of any provision of this Agreement.

Section 6.8. Financing.

(a) From and after the date hereof and prior to the Effective Time, or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation on a timely basis in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, (ii) assisting Parent and its financing sources with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, offering circulars and similar documents required in connection with the Debt Financing; provided that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by the Company or any of its Subsidiaries, (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral (including obtaining third party consents and estoppels), in each case effective on or after the Effective Time, (iv) furnishing Parent and its Debt Financing sources as promptly as practicable with all financial statements, pro forma financial information, financial data, audit reports and other information regarding the Company, its Subsidiaries and its and their respective businesses and properties as required in the Debt Financing Commitments, as are customary for the financings contemplated thereby and as may otherwise be reasonably requested by Parent, including all financial statements and financial data of the type and form, and for all periods, required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities and of the type and form, and for all periods, customarily included in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Debt Financing Commitments at the time during the Company’s fiscal year such offerings will be made, together with all other financial and other information required for the underwriters, placement agents or initial purchasers in connection with the Debt Financing to receive customary comfort from the Company’s accountants on the information contained in any offering document, private placement memorandum, prospectus or similar document, including customary negative assurances comfort and change period comfort (the information referred to in this clause (iv), the “Required Financial Information”), (v) using reasonable best efforts to obtain accountants’ comfort letters and legal opinions as reasonably requested by Parent, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) effective on or after the Effective Time, establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, and (vii) taking all corporate actions, and other actions that are reasonably requested by Parent and within the control of the Company or its Subsidiaries, to satisfy any requirements necessary to consummate the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing, including any high yield debt financing, by the Parent or the Company, as applicable, immediately following the Effective Time; provided that the corporate actions described in clause (vii) shall be taken subject to the occurrence of the Closing; and provided, further that none of the Company or any of its Subsidiaries shall be required to pay prior to the Effective Time any commitment or other similar fee or incur any other cost or expense in connection with the Debt Financing that is not promptly (within three Business Days of delivery of reasonably acceptable documentation evidencing such cost or expense) reimbursed by Parent. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation (such reimbursement to be made promptly and in any event within three Business Days of delivery of reasonably acceptable documentation evidencing such expenses) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company or the Subsidiaries). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks. All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to this Section 6.8(a) shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing so long as Parent and its Representatives reasonably cooperate with the Company in order to permit the Company to comply with its obligations under applicable Law relating to the disclosure of such confidential information.

(b) Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions in the Debt Financing Commitments as promptly as practicable, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no less favorable to Parent and (ii) to satisfy on a timely basis all conditions applicable to Parent in such definitive agreements that are within its control. In the event that all conditions to the Financing Commitments (other than in connection with the Debt Financing, the availability or funding of any of the Equity Financing) have been satisfied in Parent’s good faith judgment, Parent shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund the Financing required to consummate the Arrangement on the Closing Date.

In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms no less favorable to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. For purposes of Section 6.8, the term “Debt Financing” shall be deemed to include any such alternative financing so obtained or arranged by Parent and the term “Debt Financing Commitments” shall be deemed to include any commitment with respect to such alternative financing to the extent such commitment is then in effect. Parent shall keep the Company reasonably apprised of material developments relating to the Financing.

(c) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other material provision under the Financing Commitments without the consent of the Company if such amendments, modifications or waivers would impose any new or additional condition or otherwise amend, modify or waive any of the conditions to the receipt of the Financing, in each case in a manner that would be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VII (it being understood that Parent may, without the consent of the Company, amend, restate, modify, supplement or replace the Debt Financing Commitments to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments. Notwithstanding anything in this Agreement to the contrary, one or more Debt Financing Commitments may be superseded at the option of Parent after the date hereof but prior to the Effective Time by new debt financing commitments (the “New Financing Commitments”) which replace existing Debt Financing Commitments; provided, that the terms of the New Financing Commitments shall not (A) impose new or additional conditions to the receipt of the Financing as set forth in the Debt Financing Commitments in any material respect or (B) be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VII. In such event, the term “Financing Commitments” as used in this Section 6.8 shall be deemed to include the Financing Commitments that are not so superseded at the time in question and the New Financing Commitments to the extent then in effect and the term “Debt Financing” as used in this Section 6.8 shall be deemed to also include the financing contemplated by the New Financing Commitments.

(d) In no event shall Parent or any of its Affiliates (which for purposes of this Section 6.8(d) shall be deemed to include each direct or indirect investor or potential investor in Parent, or any of Parent’s or any such investor’s financing sources or potential financing sources or other Representatives) (i) award any agent, broker, investment banker, financial advisor or other firm or Person except Morgan Stanley & Co., Incorporated any financial advisory role on an exclusive basis (or until the No-Shop Period Start Date, any additional firm or Person on a non-exclusive basis), or (ii) engage any bank or investment bank or other provider of financing other than Morgan Stanley & Co., Incorporated and its Affiliates on an exclusive basis (or otherwise on terms that could reasonably be expected to prevent such provider from providing or seeking to provide financing to any third party in connection with a transaction relating to the Company or its Subsidiaries), in the case of clauses (i) and (ii) in connection with the transactions contemplated hereby, provided, however, following the No-Shop Period Start Date, Parent may engage one additional provider of debt financing and one additional financial advisor, in each case, on an exclusive basis. Until the No-Shop Period Start Date, neither Parent nor any of its Affiliates shall seek or obtain any equity commitments or equity financing in respect of the transactions contemplated hereby, or provide any information in respect thereof to any potential investor in Parent, or any of Parent’s or any such investor’s financing sources or potential financing sources or other Representatives who have not been provided any such information prior to the date hereof. Parent shall cause its Affiliates to comply with the foregoing covenant.

(e) Notwithstanding Section 6.8(d) or anything in the Confidentiality Agreement to the contrary, Parent and its respective Affiliates may enter into discussions, negotiations, arrangements or understanding with respect to equity financing or equity financing commitments in respect of the transactions contemplated by this Agreement with any Person listed on Schedule 6.8(e) (or an Affiliate thereof), and provide information in connection therewith. No action shall be taken pursuant to the immediately preceding sentence that would violate the Confidentiality Agreement.

Section 6.9. Actions with Respect to Existing Debt. As soon as reasonably practicable after the receipt by the Company of a written request by Parent (and a reasonable period of time in advance of the anticipated Closing Date, as determined by Parent), the Company shall, in accordance with the directions of Parent, promptly cause Hub International Limited Partnership, a Delaware limited partnership and wholly owned Subsidiary of the Company (the “Existing Notes Issuer”), to assist Parent or one or more of its Affiliates in the commencement of third party offers to purchase (or commence cash offers to purchase, in the event that a tender offer by the Existing Notes Issuer is deemed by Parent in its reasonable discretion to be materially advantageous as compared to a third party tender offer) and/or consent solicitations with respect to the Existing Notes Issuer’s outstanding (a) 5.71% Series A Senior Notes due April 4, 2011, (b) 6.16% Series B Senior Notes due June 15, 2013 and (c) 6.43% Senior Notes due April 4, 2016 (the notes referred to in clause (a), (b) and (c) being referred to herein as the “Existing Notes”) in order to effect the repurchase or prepayment of the Existing Notes at, but subject to and contingent upon the occurrence of, the Closing, all on the terms and conditions specified by Parent. Each such offer to purchase and/or consent solicitation shall be structured at the direction of Parent in a manner so as to best accommodate the Debt Financing and the other transactions provided for herein and in the Plan of Arrangement. In connection therewith, the Company shall cause the Existing Notes Issuer to take all actions, deliver all notices, certificates, opinions of counsel and other documents and execute and deliver all agreements and instruments as may be reasonably requested by Parent or required by the terms of the Existing Notes (or the related note purchase agreements and other documents governing the Existing Notes). In addition, in the event Parent has determined in its sole discretion to discharge any other existing Indebtedness of the Company or its Subsidiaries on the Closing Date, the Company shall cooperate with Parent, and shall cause its Subsidiaries to cooperate with Parent, in order to take all actions necessary to effect a satisfaction and discharge of such Indebtedness and termination of related agreement and to obtain on a basis reasonably satisfactory to Parent “payoff letters” and lien release documentation in connection therewith. Parent shall (i) promptly (and in any event within three Business Days of delivery of reasonably acceptable documentation evidencing such costs and expenses) reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in complying with this Section 6.9; and (ii) indemnify and hold harmless the Company and its

Subsidiaries from and against any and all losses, damages, claims and suffered or incurred by any of them in connection with taking the actions required by this Section 6.9 and any information utilized in connection therewith, except to the extent that such losses, damages, claims, costs or expenses, directly or indirectly, resulted from or arose out of the gross negligence or willful misconduct of the Company or any of its Subsidiaries.

Section 6.10. Confidentiality Agreement. Parent acknowledges on behalf of its Affiliates, Representatives and each investor in Parent that Parent, its Affiliates, their respective Representatives and each investor in Parent is bound by and subject to the terms of the Confidentiality Agreement as if each such person was a party to the Confidentiality Agreement, and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company’s rights under such agreement. Parent shall cause its Affiliates, their respective Representatives and each investor in Parent to comply with the foregoing covenant.

Section 6.11. Management. In no event shall Parent or any of its Affiliates, Representatives or investors in Parent enter into any arrangements with any member of the Company’s management or any other Company Employee that prohibit or restrict such member of management or such Company Employee from discussing, negotiating or entering into, any arrangements with any third party in connection with a transaction relating to the Company or its Subsidiaries or seek to do so; provided that this Section 6.11 does not prohibit the entering into of any rollover agreements in substantially the form previously provided to the Company. Parent shall cause its Affiliates, Representatives and each investor in Parent to comply with the foregoing covenant.

Section 6.12. Section 16(b). The Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated hereby by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any litigation brought or threatened against the Company or its directors by or on behalf of any holders of Shares, Company Options or Company RSUs relating to this Agreement or the transactions contemplated by this Agreement, and the Company shall not agree to any such settlement without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

ARTICLE VII

CONDITIONS TO THE ARRANGEMENT

Section 7.1. Conditions to the Obligations of Each Party. The obligations of the Company and Parent to consummate the Arrangement are subject to the satisfaction of the following conditions:

(a) Shareholder Approval. The Arrangement shall have been approved by the Requisite Shareholder Vote and in accordance with any additional conditions which may be imposed by the Interim Order.

(b) Interim Order and Final Order. The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(c) Regulatory Approvals. (i) Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Arrangement shall have expired or been terminated; (ii) if the transactions contemplated by this Agreement are notifiable pursuant to Part IX of the Competition Act, (A) an advance ruling certificate shall have been issued in accordance with Section 102 of the Competition Act by the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act or (B) Parent shall have been advised in writing by the Commissioner that the Commissioner is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement and that any terms and conditions attached to any such advice shall be acceptable to Parent acting reasonably and either the Commissioner shall have issued a waiver under Section 113(c) of the Competition Act of the obligation to notify the Commissioner under Part IX of the Competition Act or the waiting period under Section 123 of the Competition Act shall have expired or been waived; and (iii) Parent shall have received written evidence that the Minister designated under the Investment Canada Act (the “Minister”) is satisfied, or the Minister is deemed to be satisfied, that the transactions contemplated by this Agreement are likely of net benefit to Canada, on terms and conditions reasonably satisfactory to Parent (together, the “Regulatory Approvals”).

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect which prohibits, restrains or renders illegal the consummation of the Arrangement or which otherwise would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Governmental Authority shall have filed any claim, action, suit or other proceeding seeking a Restraint.

Section 7.2. Conditions to the Obligations of Parent.

The obligations of Parent to consummate the transactions contemplated hereby are subject to the satisfaction or valid waiver of the following further conditions:

(a) Representations and Warranties. Subject to the preamble to Article III (except that such preamble shall not apply to the representation set forth in Section 3.10(a)), the representations and warranties (i) set forth in Sections 3.1, 3.2, 3.5, 3.14(c), 3.15 and 3.17 shall be true and correct in all material respects both as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time; (ii) set forth in Section 3.10(a) shall be true and correct both as of the date of this Agreement and as at and as of the Effective Time as if made at and as of such time; and (iii) set forth in Article III, other than those described in clauses (i) and (ii) above, shall be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect on the Company” set forth therein) both as of the date hereof and at and as of the date of the Effective Time as if made at and as of such time, except in the case of this clause (iii) where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, provided, in each case, that representations made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only. For the purposes of clause (i) above, if an inaccuracy in Section 3.5 relates to the existence of Shares (or Company Options, Company RSUs, Company Restricted Shares or other Company Securities exercisable or exchangeable for or convertible into Shares) greater than 125,000 Shares in the aggregate, such inaccuracy will be considered material for purposes of this Section 7.2(a).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c) Officer’s Certificate. Parent shall have received a certificate signed by a senior officer of the Company certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b).

Section 7.3. Conditions of the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated hereby is subject to the satisfaction or valid waiver of the following further conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement that are qualified as to materiality shall be true and correct as of the Effective Time as if made at and as of such time and those which are not so qualified shall be true and correct in all material respects as of the Effective Time as if made at and as of such time, except where the failure of such representations and warranties to be so true would not prevent the consummation of the transactions contemplated hereby; provided, that representations made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c) Officer’s Certificate. The Company shall have received a certificate signed by a senior officer of Parent certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

ARTICLE VIII

TERMINATION

Section 8.1. Termination. This Agreement may be terminated and the Arrangement and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding any prior approval of the Arrangement by the Company Shareholders):

(a)	by mutual written consent of the Company and Parent;

(b)	by either the Company or Parent, if:

(i) the Effective Time shall not have occurred on or before 5:00 p.m., New York City time, on September 7, 2007 (the “End Date”) unless the failure of the Effective Time to occur by such time is the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in this Agreement; provided, that Parent may extend the End Date to the last day of the Marketing Period, if the Marketing Period has commenced and such last day of the Marketing Period would be a later date and the Company may not terminate this Agreement pursuant to this Section 8.1(b)(i) until the expiration of the Marketing Period;

(ii) if any Restraint having the effect set forth in Section 7.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

(iii) at the Company Meeting or any adjournment thereof at which the Arrangement has been voted upon, the Company Shareholders fail to approve the Arrangement by the Requisite Shareholder Vote;

(c)	by the Company:

(i) if a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.3(a) or (b) not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the 30th day after the giving of written notice thereof by the Company to Parent; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.2(a) or 7.2(b) not to be satisfied; or

(ii) prior to obtaining the Requisite Shareholder Vote, in order to enter into an definitive acquisition agreement relating to a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.4(e);

(d)	by Parent, if:

(i) the Company willfully breaches in a manner adverse to Parent any of its material obligations under Sections 6.1 or 6.4;

(ii) a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (other than its obligations under Sections 6.1 or 6.4) shall have occurred which would cause any of the conditions set forth in Section 7.2(a) or (b) not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the 30th day after the giving of written notice thereof by Parent to the Company; provided, however, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.1, 7.3(a) or 7.3(b) not to be satisfied; or

(iii) the Board of Directors of the Company or any committee thereof (A) shall have effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal or (B) the Company fails to include the Recommendation in the Company Proxy Statement.

The party desiring to terminate this Agreement shall give notice to the other party in accordance with Section 9.1 specifying the provision or provisions pursuant to which said termination is effective.

Section 8.2. Termination Fee. (a) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(i) or 8.1(d)(iii), then the Company shall pay the Termination Fee as directed in writing by Parent, at or prior to the time of termination in the case of a termination pursuant to Section 8.1(c)(ii) or as promptly as possible (but in any event within two Business Days) following termination of this Agreement in the case of a termination pursuant to Section 8.1(d)(i) or 8.1(d)(iii).

(b) In the event that this Agreement is terminated by Parent or the Company, pursuant to Section 8.1(b)(i) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(b)(i)) or pursuant to Section 8.1(b)(iii) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(b)(iii)) or by Parent pursuant to Section 8.1(d)(ii) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(d)(ii)) and, at any time after the date hereof and prior to the End Date (in the case of a termination pursuant to Section 8.1(b)(i)), after the date hereof and prior to the Company Meeting (in the case of a termination pursuant to Section 8.1(b)(iii)) or after the date hereof and prior to the breach giving rise to the right of termination (in the case of a termination pursuant to Section 8.1(d)(ii)), a bona fide, written Company Acquisition Proposal involving the purchase of not less than a majority of the outstanding voting securities of the Company shall have been (x) publicly announced or publicly made known, in the case of termination pursuant to Section 8.1(b)(iii) and not publicly withdrawn at least two Business Days prior to the Company Meeting or (y) made known to the Company or publicly announced or publicly made known, in the case of termination pursuant to Section 8.1(b)(i) or Section 8.1(d)(ii) and not withdrawn at least two Business Days prior to the End Date (in the case of a termination pursuant to Section 8.1(b)(i)) or the occurrence of the breach giving rise to the right of termination (in the case of a termination pursuant to Section 8.1(d)(ii)), and, if within twelve months after such termination pursuant to Section 8.1(b)(i), Section 8.1(b)(iii) or Section 8.1(d)(ii) the Company or any of its Subsidiaries

enters into a definitive agreement with respect to, or consummates, such Company Acquisition Proposal involving the purchase of not less than a majority of the outstanding voting securities of the Company (whether or not the same as that originally announced or consummated), then, on the date of such execution or consummation, the Company shall pay the Termination Fee as directed in writing to Parent, less the amount of any Parent Expenses previously paid to Parent by the Company.

(c) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(b)(iii)) or by Parent pursuant to Section 8.1(d)(ii) (or is terminated by the Company pursuant to a different section of Section 8.1 hereof at a time when this Agreement was terminable pursuant to Section 8.1(d)(ii)) but only under circumstances in which the Termination Fee is not payable pursuant to Section 8.2(b), then the Company shall pay as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses and fees and expenses of accountants, financial advisors, consultants, lenders and other agents and advisors) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated hereby and the related financing transactions (“Parent Expenses”) as directed by Parent in writing, which amount shall not be greater than $6.0 million; provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.2(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.2(c); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.2(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.2(b) except to the extent indicated in Section 8.2(b); and provided, further, that if the Company has paid the Parent Expenses and is subsequently required to pay the Termination Fee, the Termination Fee shall be reduced by the amount of Parent Expenses previously paid by the Company.

(d) In the event that this Agreement is terminated by the Company pursuant to (i) Section 8.1(b)(i) (or is terminated by the Parent pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(b)(i)) and at the time of such termination the conditions set forth in Sections 7.1, 7.2(a) and 7.2(b) have been satisfied, or (ii) Section 8.1(c)(i) (or is terminated by Parent pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(c)(i)) and at the time of such termination there is no state of facts or circumstances that would reasonably be expected to cause the conditions set forth in Sections 7.1, 7.2(a) and 7.2(b) not to be satisfied on or prior to the End Date, then Parent shall pay the Company the Termination Fee as promptly as possible (but in any event within two Business Days) following such termination by the Company.

(e) Any amount that becomes payable pursuant to Section 8.2(a), 8.2(b), 8.2(c) or 8.2(d) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

(f) Each of the Company and Parent acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated hereby, and that, without these agreements, neither the Company nor Parent would have entered into this Agreement, and that any amounts payable pursuant to this Section 8.2 do not constitute a penalty. If the Company fails to pay as directed in writing by Parent any amounts due to accounts designated by Parent pursuant to this Section 8.2 within the time periods specified in this Section 8.2 or Parent fails to pay the Company any amounts due to the accounts designated by the Company pursuant to this Section 8.2 within the time periods specified in this Section 8.2, the Company or Parent, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(g) Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of a Termination Fee from Parent pursuant to this Section 8.2 or from the Guarantors pursuant to the Guarantees shall be the sole and exclusive remedy available to the Company, its Affiliates and its Subsidiaries against Parent, the Guarantors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents (or any other Related Persons (as defined in Section 3 of the Guarantees)) with respect to this Agreement, the Plan of Arrangement or any agreement or document referred to in this Agreement and the transactions contemplated hereby and thereby, including for any loss suffered as a result of the failure of the transactions contemplated hereby to be consummated, under any theory or for any reason, and upon payment of such amount, none of Parent, the Guarantors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents (or any other Related Persons (as defined in Section 3 of the Guarantees)) shall have any further liability or obligation relating to or arising out of this Agreement, the Plan of Arrangement, any agreement or document referred to in this Agreement or the transactions contemplated hereby and thereby (except that Parent shall also be obligated with respect to the second sentence of Section 8.2(f)).

(h) Notwithstanding anything to the contrary in this Agreement, but except as provided in Section 9.12 with respect to equitable remedies, Parent’s right to receive payment of a Termination Fee from the Company pursuant to this Section 8.2 shall be the sole and exclusive remedy available to Parent and its Affiliates for money damages against the Company, its Subsidiaries and any of their respective former, current, or future shareholders, directors, officers, Affiliates or agents with respect to this Agreement and the transactions contemplated hereby, including for any loss suffered as a result of the failure of the transactions contemplated hereby to be consummated, under any theory or for any reason, and upon payment of such amount, none of the Company, its Subsidiaries and any of their respective former, current, or future shareholders, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to the second sentence of Section 8.2(f)).

Section 8.3. Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, or their respective Subsidiaries or Affiliates, except that the Guarantees referred to in Section 4.8, the indemnification and reimbursement provisions of the third to last sentence of Section 6.8(a), the last sentence of Section 6.9 and second to last sentence of Section 9.5, and the provisions of Section 6.3(c), Sections 8.2 and 8.3 and Article IX will survive the termination hereof; provided, however, that, subject to Sections 8.2(g) and (h), nothing herein shall relieve a party from liabilities for Damages incurred or suffered by the other party as a result of any willful and material breach by such party of any of its representations, warranties, covenants or other agreements set forth in this Agreement that would reasonably be expected to cause any of the conditions set forth in Section 7.1, 7.2 or 7.3, as applicable, not to be satisfied.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given:

if to Parent, to it:

c/o	Apax US VII, L.P.
c/o Apax Partners, LP
153 East 53rd Street, 53rd Floor
New York, New York 10022
	Attention:	Mitch Truwit
William Logan
Fax: 646-349-3314

and

Apax Europe VII Investments Sàrl
c/o Apax Partners, Ltd.
15 Portland Place, London, W1B 1PT
Attention:	Stephen Kempen
Fax: 44-20-7666-6441

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, MA 02110-2624
Attention:	Daniel S. Evans
Christopher W. Rile
Fax: 617-951-7000

and to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
40th Floor
Montréal, Quebec H3B 3V2
Attention:	Steeve Robitaille
Fax: 514-397-3222

and:

c/o Morgan Stanley Principal Investments, Inc.
1585 Broadway
New York, New York 10036
Attention:	Thomas E. Doster
Fax: 212-507-4257

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Mitchell S. Eitel
Brian E. Hamilton
Fax: 212-558-3588

if to the Company, to:

Hub International Limited
55 East Jackson Blvd.
Chicago, IL 60604
Attention:	Kirk James
Fax: 877-402-6606

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, ON M5L 1E8
Attention:	Christopher J. Cummings
Adam M. Givertz
Fax: 416-360-2958

and to:

Blakes, Cassels & Graydon LLP
Commerce Court West
Suite 2800
Toronto, ON M5L 1A9
Attention:	David J. Toswell
Will Fung
Fax: 416-863-2653

and to:

Goodmans LLP
250 Yonge St., Suite 2400
Toronto, ON M5B 2M6
Attention:	Jonathan Lampe
Robert Vaux
Fax: 416-979-1234

or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (i) on the day of sending, if sent by facsimile prior to 5:00 p.m., New York City time, on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m., New York City time, on any Business Day or on any day other than a Business Day or (ii) if given by any other means, when delivered at the address specified in this Section 9.1.

Section 9.2. Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent. Each of Parent and the Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is expressly the subject of any representation or warranty set forth in this Agreement.

Section 9.3. Expenses. Except as otherwise expressly provided in Sections 6.8, 6.9 and 8.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.4. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Company Shareholders; provided, however, that after approval of the Arrangement by the Company

Shareholders, no amendment may be made which under applicable Law requires the further approval of the Company Shareholders without such further approval. Subject to Section 9.5, this Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.5. Certain Proposed Structure Modifications. In addition to the transactions contemplated in the Plan of Arrangement as of the date hereof, Parent may from time to time hereafter propose to the Company modifications to the steps, actions and transactions that constitute the Arrangement as set forth in the Plan of Arrangement or propose additional steps, actions or transactions as part of or in connection with the Arrangement, in each case, as necessary to achieve a Canadian tax “bump” under paragraph 88(1)(d) of the Income Tax Act (Canada) or as otherwise necessary to achieve a structure for the Arrangement that Parent deems to be optimal under the circumstances for its tax planning and financing purposes (“Proposed Structure Modifications”). The Company shall use commercially reasonable efforts to assist Parent in the implementation of any Proposed Structure Modifications and the Plan of Arrangement shall be amended accordingly, in each case, to the extent the same (A) does not reduce the amounts of cash payable to the holders of Shares, Company Options and Company RSUs pursuant to the Plan of Arrangement and (B) are to be completed immediately prior to, contemporaneously with, or subject to, or after, the Effective Time. If the Company effects any such Proposed Structure Modifications at the request of Parent prior to the Effective Time, and the transactions contemplated hereby are not consummated, Parent shall indemnify the Company and its Representatives for any costs, expenses and liabilities (contingent or otherwise) resulting therefrom and from steps taken to restore the Company and its Subsidiaries to the same position they were in immediately prior to the implementation of any Proposed Structure Modifications. Notwithstanding anything to the contrary in this Section 9.5, Parent shall not propose, and the Company shall not be required to assist Parent in the implementation of, any Proposed Structure Modifications if such (x) would require recirculation of the Company Proxy Statement after it has been mailed to Company Shareholder or (y) would otherwise reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby and, in the case of each of (x) and (y) as a result thereof, the consummation of the transactions contemplated hereby would no longer reasonably be expected to be consummated prior to the End Date.

Section 9.6. Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.7. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto (and any purported assignment without such consent shall be void and without effect), except that Parent may assign all or any of its rights and obligations hereunder to any Affiliate of Parent; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 9.8. Governing Law. THIS AGREEMENT AND ALL ACTIONS ARISING IN WHOLE OR PART UNDER OR IN CONNECTION HEREWITH SHALL BE INTERPRETED, CONSTRUED, PERFORMED, GOVERNED AND ENFORCED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAW RULES THAT WOULD CAUSE THE APPLICATION OF ANY OTHER LAW (EXCEPT FOR THE MATTERS SUBJECT TO OR CONTEMPLATED BY THE CBCA (INCLUDING THE DUTIES AND RESPONSIBILITIES OF THE DIRECTORS OF THE COMPANY (WHETHER STATUTORY OR AT COMMON LAW OR EQUITY) AND THE PLAN OF ARRANGEMENT), WHICH SHALL BE INTERPRETED, CONSTRUED, PERFORMED, GOVERNED AND ENFORCED BY AND IN ACCORDANCE WITH THE CBCA AND/OR THE LAWS OF THE PROVINCE OF ONTARIO AND FEDERAL LAWS APPLICABLE THEREIN).

Section 9.9. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by the other party hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except as otherwise expressly provided in Section 6.5, and except that the Guarantors and the Related Persons are express beneficiaries of and may enforce Section 8.2(g).

Section 9.10. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11. Entire Agreement. This Agreement (including to the extent referred to herein, the Confidentiality Agreement, the Financing Commitments and the Guarantees) constitutes the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior agreements and understandings between the parties with respect to such subject matter. In entering into this Agreement no party is relying upon any promise, statement or representation made by or on behalf of any party except as expressly set forth herein.

Section 9.12. Equitable Remedies. The parties hereto agree that irreparable damage would occur, monetary damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached by the Company (or the Company threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement by the Company, Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. The Company irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by Parent. The Company shall not be entitled to an injunction or injunctions against Parent to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement.

Section 9.13. Jurisdiction.

(a) The parties hereby irrevocably submit, to the extent permitted by applicable law, to the exclusive jurisdiction of the courts of the State of New York and the Federal courts of the United States of America, in each case located in Manhattan, in respect of any action, suit or proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby (except for such matters that are exclusively subject to the jurisdiction of a Canadian provincial court pursuant to the CBCA or the terms of the Interim Order, the Final Order or the Arrangement), and hereby waive, and agree not to assert, as a defense, by motion or otherwise, in any such action, suit or proceeding that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that it is the intention of each such party that all claims with respect to such action, suit or proceeding shall be heard and determined in such a New York State or Federal court.

(b) Parent agrees (i) that within 2 Business Days from the date hereof, it shall irrevocably appoint Corporation Service Company 80 State Street, Albany, New York 12207-2543 (“CSC”) (or such other Person reasonably acceptable to the Company), as its authorized agent upon whom process may be served in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby which may be instituted in any New York State court or any Federal court of the United States sitting in Manhattan and (ii) that service of process upon such authorized agent shall be deemed in every respect effective service of process upon Parent in any such action, suit or proceeding.

(c) The Company agrees (i) that within 2 Business Days from the date hereof, it shall irrevocably appoint CSC (or such other Person reasonably acceptable to Parent), as its authorized agent upon whom process may be served in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby which may be instituted in any New York State court or any Federal court of the United States sitting in Manhattan and (ii) that service of process upon such authorized agent shall be deemed in every respect effective service of process upon the Company in any such action, suit or proceeding.

(d) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

Section 9.14. Authorship. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Arrangement Agreement to be duly executed by their respective authorized officers as of the day and year first written above.

HUB INTERNATIONAL LIMITED

By:	/s/ W. Kirk James
Name:	W. Kirk James
Title:	V.P., Secretary & Chief Corporate Development Officer

MAPLE TREE ACQUISITION CORPORATION

By:	/s/ Stephen Green
Name:	Stephen Green
Title:	President

By:	/s/ Mitch Truwit
Name:	Mitch Truwit
Title:	Secretary

EXHIBIT A

SPECIAL RESOLUTION OF THE COMPANY SHAREHOLDERS

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Maple Tree Limited (“Maple”) as more particularly described and set forth in the Company Proxy Statement of Maple accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it may be or has been amended, (the “Plan of Arrangement”) involving Maple, the full text of which is attached to the Company Proxy Statement, is hereby approved and adopted.

3.	The Arrangement Agreement between Maple Tree Acquisition Corporation and Maple dated ●, 2007 (the “Arrangement Agreement”), the actions of the officers and directors of Maple in approving the Arrangement, in executing and delivering the Arrangement Agreement and any amendments thereto and causing the performance by Maple of its obligations thereunder are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Maple are hereby authorized and empowered without further approval of the Company Shareholders (i) to amend or terminate the Arrangement Agreement, or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the Effective Time, as such term is defined in the Arrangement Agreement.

5.	Any officer or director of Maple is hereby authorized and directed for and on behalf of Maple to execute and deliver the articles of arrangement giving effect to the Arrangement and such other documents as are necessary or desirable to the director appointed under Section 260 of the CBCA in accordance with the Arrangement Agreement.

6.	Any officer or director of Maple is hereby authorized and directed for and on behalf of Maple to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of February 25, 2007 is made by and between Fairfax Financial Holdings Limited, a Canadian corporation (the “Shareholder”), and Maple Tree Acquisition Corporation, a company incorporated under the laws of British Columbia (“Parent”). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Arrangement Agreement (as defined below).

RECITALS:

WHEREAS, concurrently herewith, Parent and Hub International Limited, a Canadian corporation (the “Company”), are entering into an Arrangement Agreement dated as of the date hereof (the “Arrangement Agreement”), providing for the acquisition by Parent of all of the issued and outstanding common shares (the “Shares”) of the Company pursuant to a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) upon the terms and subject to the conditions set forth in the Arrangement Agreement.

WHEREAS, as of the date hereof, the Shareholder beneficially owns (within the meaning provided in Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended), and has investment authority over, and the power to vote and dispose of, the number of Shares set forth opposite the Shareholder’s name on Schedule A hereto (the “Owned Shares”, and together with any additional shares and/or other securities directly or indirectly convertible into or exercisable or exchangeable for Shares and/or other voting securities of the Company, the beneficial ownership of which is acquired by such Shareholder during the period from and including the date hereof through and immediately prior to the termination of this Agreement in accordance with its terms, the “Covered Securities”).

WHEREAS, as a condition to the willingness of Parent to enter into the Arrangement Agreement, Parent has required that the Shareholder agree, and in order to induce Parent to enter into the Arrangement Agreement, the Shareholder has agreed, to enter into this Agreement with respect to (a) the Covered Securities and (b) certain other matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1

VOTING AGREEMENT

1.1. Voting Agreement

The Shareholder hereby agrees that during the Voting Period (as defined below), at any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought from the shareholders of the Company in respect of the transactions contemplated by the Arrangement Agreement or a Company Acquisition Proposal, the Shareholder shall, and shall cause its Subsidiaries to, (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat for the purpose of establishing a quorum and (ii) vote (or cause to be voted) in person or by proxy the Covered Securities in favor of the Arrangement Resolution, the Arrangement, the Plan of Arrangement and the transactions contemplated by the Arrangement Agreement and Plan of Arrangement and (iii) vote (or cause to be voted) the Covered Securities against (A) any extraordinary corporate transaction (other than the Arrangement), such as a merger, consolidation, arrangement, amalgamation, business combination, tender or exchange offer, takeover bid, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Company or any of its Subsidiaries (other than pursuant to the Arrangement), any other Company Acquisition Proposal or any action that would delay, prevent or frustrate the Arrangement, and (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Arrangement Agreement. For the purposes of this Agreement, “Voting Period” shall mean the period commencing on the date hereof and ending immediately prior to the termination of this Agreement in accordance with its terms.

1.2. Proxy

Shareholder undertakes that: (i) if so requested by the Parent, it shall, no later than five days prior to the date of the Company Meeting, deliver or cause to be delivered by its Subsidiaries to the Company, with a copy to Parent concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favor of the Arrangement and, if necessary, to vote against any Company Acquisition Proposal (other than the Arrangement); (ii) such proxy or proxies shall name such individuals as may be designated by Parent; and (iii) such proxy or proxies will not be revoked (and the Shareholder shall cause it Subsidiaries that own Covered Securities not to revoke) without the written consent of Parent, unless this Agreement is terminated in accordance with its terms. The Shareholder hereby revokes (on its behalf and on behalf of its Subsidiaries that own Covered Securities) any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in Agreement and the Shareholder agrees not to, directly or indirectly, grant (or cause or permit any such Subsidiary to grant) any proxy or power of attorney with respect to the matters set forth in this Agreement.

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ARTICLE 2

REPRESENTATIONS AND WARRANTIES

OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Parent as follows:

2.1. Valid Existence

The Shareholder is duly organized, validly subsisting under the laws of the jurisdiction of its incorporation.

2.2. Authority Relative To This Agreement

The Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

2.3. No Conflict

(a)	The execution and delivery of this Agreement by the Shareholder do not, the performance of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Shareholder or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under contract to which the Shareholder is a party.

(b)	The execution and delivery of this Agreement by the Shareholder do not, and the performance of its obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official, except for applicable requirements of the United States Securities Exchange Act of 1934, as amended.

2.4. Ownership Of Shares

As of the date hereof, the Shareholder is the beneficial owner (within the meaning provided in Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended) of the Owned Shares set forth opposite the Shareholder’s name on Schedule A hereto, free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances or arrangements whatsoever with respect to the ownership, transfer or other voting of the Owned Shares, other than as created by this Agreement. Shareholder does not beneficially own or exercise control or direction over, directly or indirectly, any securities of the Company except as set out in Schedule A hereto. Other than as provided in this Agreement, Shareholder is not, and no Subsidiary of the Shareholder that owns any Covered Securities is, currently obligated to grant and

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none of them has granted or has outstanding, any proxy in respect of any of the Owned Shares and none of them has entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Owned Shares. None of the Owned Shares held by the Shareholder or any such Subsidiary is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of such Shareholder or any such Subsidiary to perform its, his or her obligations as set out in this Agreement or, once acquired by Parent, affect the ability of Parent to vote or otherwise enjoy full rights of ownership thereof. As of the date hereof, no proceedings are pending which, if adversely determined, will have an adverse effect on any ability to vote or dispose of any of the Covered Securities. None of the Shareholder or any Subsidiary of the Shareholder that owns any Owned Securities has appointed or granted any proxy inconsistent with this Agreement with respect to the Covered Securities. All Owned Shares are owned directly by Shareholder, or indirectly through Subsidiaries of Shareholder as set forth on Schedule A hereto.

2.5. Shareholder Has Adequate Information

The Shareholder is a sophisticated investor with respect to the Covered Securities and has independently and without reliance upon Parent and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. As of the date hereof, the Shareholder has full knowledge of and access to information concerning the Company and its Shares. Any factors peculiar to the Shareholder, including non-financial factors, that were considered relevant by the Shareholder in assessing the consideration offered under the Arrangement did not have the effect of reducing the consideration that would otherwise have been considered acceptable by the Shareholder. The Shareholder acknowledges that, unless and until this Agreement is terminated in accordance with its terms, the agreements contained herein with respect to the Covered Securities by the Shareholder are irrevocable.

2.6. Reliance

The Shareholder understands and acknowledges that Parent is entering into the Arrangement Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

ARTICLE 3

COVENANTS OF THE SHAREHOLDER

The Shareholder hereby covenants and agrees as follows:

3.1. No Transfer

Other than pursuant to the terms of this Agreement or the Plan of Arrangement, without the prior written consent of Parent, during the Voting Period, the Shareholder hereby agrees to not, directly or indirectly, or cause or permit any Subsidiary of the Shareholder to, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Securities or (ii) sell, pledge,

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assign, transfer, encumber or otherwise dispose of (including by merger, consolidation or otherwise by operation of law), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (including by merger, consolidation or otherwise by operation of law) any Covered Securities. Promptly following the date hereof, Shareholder (or the appropriate Subsidiaries of Shareholder that own Covered Securities) and Parent shall deliver joint written instructions to the Company and to the Company’s transfer agent stating that, unless and until this Agreement is terminated in accordance with its terms, the Owned Shares may not be sold, transferred, pledged, assigned, hypothecated, tendered or otherwise disposed of in any manner without the prior written consent of Parent or except in accordance with the terms and conditions of this Agreement. If any Covered Securities are acquired after the date hereof by the Shareholder or a Subsidiary thereof, the foregoing instructions shall be delivered upon acquisition of such Covered Securities.

3.2. Dissent Rights

Shareholder covenants that it will not (and will not permit or cause any Subsidiary thereof to) exercise any rights of dissent provided under the Arrangement, any applicable laws (including the Canadian Business Corporations Act) or otherwise in connection with the approval of the Arrangement or any other corporate transaction considered at the Company Meeting.

3.3. Notification

Shareholder agrees that it will promptly notify Parent in writing upon any representation or warranty of it contained in this Agreement becoming untrue in any material respect or upon an obligation of Shareholder or any Subsidiary thereof not being complied with in any material respect.

3.4. Public Announcement

Shareholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent, except as may be required by law.

3.5. Additional Shares

Shareholder shall as promptly as practicable notify Parent of the number of any new Covered Securities acquired by the Shareholder or any Subsidiary thereof, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though beneficially owned by the Shareholder on the date hereof.

3.6. Further Assurances

Subject to Section 3.8(b)(ii), the Shareholder hereby agrees to use its (and to cause its Subsidiaries to use their) commercially reasonable efforts to take, or cause to be

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taken, all actions, and to do, or cause to be done, and to assist and cooperate with the Company and Parent in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner possible, the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, and to carry out the intents and purposes of this Agreement. Subject to Section 3.8(b)(ii), the Shareholder agrees that it shall not enter into any agreement or understanding or make any commitment with any person that would violate any provision or agreement contained in this Agreement.

3.7. Post Transaction Ownership

(a) Shareholder does not own directly or indirectly any shares, partnership interests, loans, indebtedness or options to acquire the foregoing (each of the foregoing an “Investment”) in Apax Partners, L.P. (“Sponsor 1”), Morgan Stanley Principal Investments, Inc. (“Sponsor 2”), or of the persons listed on Schedule “B-1” in respect of Sponsor 1 and Schedule “B-2” in respect of Sponsor 2 attached hereto (those persons identified on Schedule B-1 and Schedule B-2 together, the “Sponsor Related Parties”).

(b) From and after the date hereof, and for a period of 24 months following the Effective Date, Shareholder shall, and Shareholder shall cause any person to whom the Shareholder is “related” (within the meaning of subsection 251(2) of the Income Tax Act (Canada) the “ITA” as it currently reads) and in respect of which the Shareholder owns, directly or indirectly, a majority of the voting shares (such “related” person being a “Related Person”) to use commercially reasonable efforts not to (A) own, purchase or acquire, directly or indirectly an Investment in any of Parent, any of Parent’s Subsidiaries listed on Schedule “C” attached hereto, Sponsor 1, Sponsor 2, or the Sponsor Related Parties or (B) make any Investment in an Affiliate of Parent that has made a direct or indirect Investment in Parent provided that such Affiliate has been identified by Parent in written notice (the “Notice”) to the attention of Shareholder received at least four weeks prior to the date on which the Shareholder or a Related Person otherwise intended to make the Investment in such Affiliate.

(c) Notwithstanding section 3.7(b), it is acknowledged and agreed that an investment in the securities of a corporation any class of which are listed on a stock exchange or otherwise publicly traded (excluding, for a period of 12 months following the Effective Date, the acquisition of shares of Morgan Stanley by the persons listed in Schedule “D”) will be permitted and shall not be treated as a contravention of section 3.7(b).

(d) Shareholder has no knowledge that a Related Person owns or has the intention as of the date hereof to acquire shares of Morgan Stanley.

(e) An investment in an Affiliate of Parent will not be treated as a breach of section 3.7(a) and (b) if the investment was made prior to actual receipt of the Notice, or an investment was made in a Person that was not an Affiliate of Parent at the time of investment and the Person subsequently merged, amalgamated or combined with a Person that was or became identified in a Notice.

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(f) This representation and covenant will be of no force or effect if an advance tax ruling is not issued to Parent by Canada Revenue Agency in respect of paragraph 88(1)(d) of the ITA other than for breach of section 3.7.

(g) The Parent covenants that it will advise the Shareholder of the status of the advance ruling application on a timely basis.

(h) Parent agrees that if it makes a payment to any person for providing the same or similar representation and covenant as received in this section 3.7, it shall forthwith make a payment to the Shareholder on a proportionate basis that its direct or indirect ownership of Shares bears to that direct or indirect ownership of Shares by the other person that received the payment.

3.8. Non-Solicitation

(a) Shareholder covenants and agrees (on behalf of itself and its Representatives):

(i) to immediately cease or cause to be terminated any existing solicitation by the Shareholder with any Persons which could reasonably be expected to lead to any Company Acquisition Proposal;

(ii) not to, directly or indirectly, through any officer, director, employee, representative, advisor or agent, make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to a Company Acquisition Proposal or a change of control of the Company or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of the Company, provided however, that this should not prevent an employee or officer of Shareholder or any Subsidiary thereof if a director or officer of the Company to fulfill his or her fiduciary obligations.

(b) Notwithstanding anything to the contrary contained above or elsewhere in this Agreement, in no event shall the provisions of this Agreement:

(i) restrict (or be deemed to restrict or otherwise apply to) the actions of any individual serving on the Board of Directors of the Company, regardless of whether such individual is also an officer, director, employee or other representative of the Shareholder;

(ii) restrict (or be deemed to restrict or otherwise apply to) any action taken by the Company, or by the Shareholder at the request of the Company, to make, solicit, initiate, facilitate, entertain, encourage or promote any Company Acquisition Proposal in accordance with Section 6.4 of the Arrangement Agreement.

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ARTICLE 4

MISCELLANEOUS

4.1. Termination

This Agreement shall terminate upon the earlier to occur of (i) the Effective Time or (ii) the termination of the Arrangement Agreement in accordance with its terms. Upon termination of this Agreement pursuant to this Section 4.1, this Agreement and all of the provisions of this Agreement will then be null and void and have no further force and effect and all other rights and liabilities of the parties hereunder will terminate without any liability of any party to any other party; provided, however, that Section 3.7 shall survive for a period of 24 months after the Effective Date. Notwithstanding anything to the contrary contained in this Agreement, the Shareholder’s liability for money damages for any breach of any provision of this Agreement shall not exceed US$5.0 million in the aggregate, provided the foregoing is not intended to limit Parent’s rights to seek equitable remedies as contemplated by Section 4.11 other than with respect to Section 3.7

4.2. Intentionally Omitted

4.3. Fees And Expenses

All costs and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement shall be paid by the party incurring such costs and expenses.

4.4. Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.4):

if to Parent, to it:

c/o	Apax US VII, L.P.
c/o Apax Partners, LP
153 East 53rd Street, 53rd Floor
New York, New York 10022
	Attention:	Mitch Truwit
William Logan
Fax: 646-349-3314

and

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Apax Europe VII Investments Sàrl

c/o Apax Partners, Ltd.
15 Portland Place, London, W1B 1PT
Attention:	Stephen Kempen
Fax: 44-20-7666-6441

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, MA 02110-2624
Attention:	Daniel S. Evans
Christopher W. Rile
Fax: 617-951-7000

and to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
40th Floor
Montréal, Quebec H3B 3V2
Attention:	Steeve Robitaille
Fax: 514-397-3222

and:

c/o Morgan Stanley Principal Investments, Inc.
1585 Broadway
New York, New York 10036
Attention:	Thomas E. Doster
Fax: 212-507-4257

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Mitchell S. Eitel
Brian E. Hamilton
Fax 212-558-3588

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if to the Shareholder:

Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario
M5J 2N7
Attention:	Paul Rivett

Additionally, any notice delivered to any party hereto shall also be given to the Company in accordance with this Section 4.4 at:

If to the Company, to it at:

Hub International Limited
55 East Jackson Boulevard
Chicago, IL 60604
Attention:	W. Kirk James
Fax: 312-279-4981

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, ON M5L 1E8
Attention:	Christopher J. Cummings
Adam M. Givertz
Fax: 416-360-2958

4.5. Intentionally Omitted

4.6. Entire Agreement; Assignment

This Agreement and the Arrangement Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent may assign all or any of their rights and obligations hereunder to an Affiliate if such Affiliate is also the assignee of the rights and obligations of the Parent under the Arrangement Agreement, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

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4.7. Amendment

This Agreement may be amended by the parties at any time prior to the Effective Time, but only with the consent of the Company, which consent shall not be unreasonably withheld. Subject to the preceding sentence, this Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

4.8. Waiver

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein, provided that the Shareholder may not waive compliance with, or any condition under, the Arrangement Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

4.9. Parties in Interest

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

4.10. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

4.11. Specific Performance; Submission To Jurisdiction

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of the State of New York or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the state courts located within New York, New York, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of the State of New York and the state courts located within New York, New York in the event any dispute arises out of this

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Agreement or any of the transactions contemplated by this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the United States District Court for the Southern District of the State of New York or the state courts located within New York, New York and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 4.4. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 4.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, this provision shall not apply to any breach of Section 3.7., for which Shareholder shall be liable only for money damages in accordance with Section 4.1 hereof.

4.12. Waiver of Jury Trial

Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 4.12.

4.13. Headings

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

4.14. Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

4.15. Further Assurances

From time to time, at the request of another party and without further consideration, each party hereto shall take such reasonable further action as may reasonably be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parent and the Shareholder have caused this Agreement to be duly executed on the date hereof.

MAPLE TREE ACQUISITION CORPORATION

By:
Name:
Title:

By:
Name:
Title:

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:
Name:
Title:

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PLAN OF ARRANGEMENT

Under Section 192 of the Canada Business Corporations Act

concerning

MAPLE TREE LIMITED

ARTICLE 1

INTERPRETATION

1.1 Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with Section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Parent;

“Arrangement Agreement” means the arrangement agreement between Maple Tree Limited and Maple Tree Acquisition Corporation entered into as of the 25th day of February, 2007;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form and content of Exhibit A of the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Business Day” means any day other than the days on which banks in New York, New York or Toronto, Ontario are required or authorized to close;

“Cashed-out Option” means each Company Option that has not been duly exercised by a Holder of Company Options prior to the Effective Time;

“Cashed-out RSU” means each Company RSU with respect to which the vesting is accelerated by its terms on account of the consummation of the transactions contemplated by, or pursuant to the terms of, the Arrangement;

“CBCA” means the Canada Business Corporations Act, as amended;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder;

“Company” means Maple Tree Limited, a corporation existing under the CBCA, and the corporation resulting from the amalgamation referred to in Section 3.1(e);

“Company Debt” means the Indebtedness identified on the certificate that will be provided to the Company at least 5 Business Days prior to the Effective Date (for purposes of the definition of “Company Debt”, “Indebtedness” shall have the meaning as used in the Arrangement Agreement);

“Company Debt Payoff Loans” has the meaning ascribed to it in Section 3.1(c);

“Company Meeting” has the meaning ascribed to it in the Arrangement Agreement;

“Company Options” means the options granted under the Company Stock Plans to purchase Shares that remain outstanding on the Effective Date;

“Company Proxy Statement” has the meaning ascribed to it in the Arrangement Agreement;

“Company Restricted Share” means any Share subject to the escrow provisions of an agreement between the Company and any other Person;

“Company RSU” means restricted share units granted pursuant to the Company Stock Plans;

“Company Securityholders” means Holders of Shares, Company Options and Company RSUs;

“Company Shareholders” means Holders of Shares;

“Company Stock Plans” means the Equity Incentive Plan, as amended, of the Company, the 2005 Equity Incentive Plan, as amended and restated, of the Company and/or the PLI Program, as amended, of the Company, as applicable, including all sub-plans adopted pursuant to any of the foregoing;

“Company Transaction Notice” means a notice in writing provided by Parent to the Company at least five (5) Business Days prior to the Effective Time specifying (i) the name of the designated Subsidiaries of the Company that shall be continued under the laws of Canada or one of the provinces pursuant to Section 3.1(a), (ii) the jurisdiction of formation of the Subsidiary and the manner in which the said Subsidiary shall acquire an interest in Maple Tree International Partnership pursuant to Section 3.1(b), (iii) the name of the designated Subsidiaries of the Company that will amalgamate pursuant to Section 3.1(e), and (iv) as applicable, certain amendments to this Plan of Arrangement made pursuant to Section 6.1(d);

“Court” means the Superior Court of Justice (Ontario);

“Depositary” means a bank or trust company selected by Parent in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in Section 4 pursuant to a depositary or paying agent agreement in form and substance reasonably acceptable to the parties;

“Debt Repayment Notice” means a notice in writing provided by Parent to the Company at least 5 Business Days prior to the Effective Time specifying (i) the portion of the Company Debt that the Company and/or one or more designated Subsidiaries of the Company shall repay pursuant to Section 3.1(d), (ii) the manner in which the Company and/or one or more designated Subsidiaries of the Company shall be funded for the repayment and (iii) certain other transactions with respect to the repayment of the Company Debt;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed to it in Section 5.1;

“Dissenting Shareholder” means any Company Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means a time as specified in writing by Parent on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court;

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any national or government or political subdivision thereof, in each case, whether foreign or domestic and whether national supranational, federal, provincial, state, regional, local or municipal;

“Holders” means (a) when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Shares maintained by or on behalf of the

Company and, where the context so provides, includes joint holders of such Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options and (c) when used with reference to the Company RSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company RSUs;

“In-the-Money Amount” means, (i) for each Company Option, the difference, if any, between the Purchase Price and the per share exercise price of that Company Option as of the Effective Time and (ii) for each Replacement Option, the difference, if any, between the fair market value of each share issuable upon the exercise of such Replacement Option and the “per share” exercise price of that Replacement Option as of the Effective Time;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada), as amended;

“Letter of Transmittal” means the letter of transmittal for use by the Company Shareholders, in the form accompanying the Company Proxy Statement (which shall be reasonably acceptable to Parent), which shall specify that delivery shall be effected, and risk of loss and title to the Share certificates shall pass, only upon proper delivery of the Share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify;

“Option Payment Loan” has the meaning ascribed to it in Section 3.1(c);

“Parent” has the meaning ascribed to it in the Arrangement Agreement;

“Person” means any individual, corporation, company, limited liability company, partnership, association trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“Purchase Price” has the meaning ascribed to it in Section 3.1(h);

“Qualifying Company Shareholder” means a Company Shareholder but, for greater certainty, does not include (i) a Dissenting Shareholder or (ii) Parent or any Affiliate of Parent;

“Replacement Options” means options to acquire shares of Parent (or its parent) granted in exchange for Company Options pursuant to a Rollover Agreement;

“Rollover Agreement” means a written agreement between Parent (or its parent) and an officer or employee of the Company or its Subsidiaries, (i) pursuant to which (A) Parent (or its parent) has agreed to accept, and such officer or employee has agreed to exchange, that number of the Shares held by such officer or employee stipulated in the agreement (if any) based on the value of such Shares equal to the Purchase Price, in exchange for shares in the capital of Parent (or such parent) and $0.01, except that cash may be paid in lieu of issuing fractional shares and/or (B) such officer or employee has agreed to exchange that number of the Company Options held by such officer or employee stipulated in the agreement (if any) solely in exchange for Replacement Options having a term equal to the remaining term of the Company Option with respect to which such Replacement Option is issued and for which the total In-the-Money Amount of such Replacement Options shall, at the time of granting of such Replacement Options, equal (subject to rounding down to take into account fractional shares) the total In-the-Money Amount of the Company Options exchanged for such Replacement Options, provided that the Company may reduce the exercise price of the Replacement Options to the extent permitted by applicable law and/or (C) such officer or employee has agreed to invest all or a portion of the proceeds resulting from the payment, made to him/her pursuant to Section 3.1(g) for the cancellation of his/her Cashed-out RSUs in exchange for shares in the capital of Parent; (ii) which has been entered into prior to the Effective Time but is to be completed as set out in Section 3.1 of this Plan of Arrangement; (iii) under which all conditions to closing (other than completion of the Arrangement) have been satisfied or waived as of the Effective Time; and (iv) which has not been terminated prior to the Effective Time;

“Rollover Options” means Company Options which are to be exchanged for Replacement Options pursuant to a Rollover Agreement;

“Rollover Shares” means Shares which are to be received by Parent (or its parent) pursuant to a Rollover Agreement;

“RSU Payment Loan” has the meaning ascribed to it in Section 3.1(c);

“Securities Act” means the Securities Act (Ontario), as amended;

“Shares” means the common shares of the Company and includes the Company Restricted Shares;

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person); and

“Tax” and “Taxes” have the meanings ascribed thereto in the Arrangement Agreement.

1.2 Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4 Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in United States currency unless otherwise specified.

1.5 Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

1.6 Construction

In this Plan of Arrangement:

(a)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)	the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)	any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the CBCA, and the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Effectiveness

This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, Parent (or its Affiliates), the Company, or the Company Securityholders, from and after the Effective Time and, other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1 Arrangement

Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality (unless otherwise specified):

(a)	Prior to the Effective Time, the Company will have continued certain designated Subsidiaries under the laws of Canada or one of the provinces as set out in the Company Transaction Notice.

(b)	The Company will form a new Subsidiary and, on Effective Time, such new Subsidiary shall acquire an interest in Maple Tree International Limited Partnership as set out in the Company Transaction Notice.

(c)	Five (5) minutes following the second step contemplated in Section 3.1(b), Parent (or one or more of its Affiliates) will provide by wire transfer of immediately available funds (i) one or more loans (the “Company Debt Payoff Loans”) to the Company (and/or one or more of its Subsidiaries) in an aggregate amount equal to the aggregate of all amounts required to repay and discharge the Company Debt in accordance with the Debt Repayment Notice, (ii) a loan to the Company (and/or one or more of its Subsidiaries) equal to the aggregate amount payable under Section 3.1(f) (the “Option Payment Loan”) and (iii) a loan to the Company (and/or one or more of its Subsidiaries) equal to the aggregate amount payable under Section 3.1(g) (the “RSU Payment Loan”).

The Company Debt Payoff Loans, the Option Payment Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by the Company (or the applicable Subsidiary of the Company) to the lender thereof.

(d)	Five (5) minutes following the step contemplated in Section 3.1(c), the Company and/or one or more of its Subsidiaries (as the case may be) will repay in full all amounts required to repay and discharge the portion of the Company Debt as set out in the Debt Repayment Notice and will complete all of the other transactions set out in the Debt Repayment Notice.

(e)	Five (5) minutes following the step contemplated in Section 3.1(d), the Company will amalgamate with one or more of designated Subsidiaries as set out in the Company Transaction Notice.

(f)	The Company will provide notice to each holder of a Company Option at least 30 days in advance of the date of the Effective Date that the Company Option exercise period has been shortened in connection with the Arrangement, and that, except with respect to Rollover Options, five (5) minutes following the step contemplated in Section 3.1(e), each Company Option that has not been exercised prior to the Effective Date will be cancelled by the Company in consideration for the right to receive a cash payment from the Company in an amount equal to the In-the-Money Amount of such Cashed-out Option (and, for greater certainty, the Company shall withhold any required withholding Taxes).

(g)	Contemporaneously with the step contemplated in Section 3.1(f): (i) each Cashed-out RSU will be cancelled in consideration for the right to receive a cash payment from the Company in the amount equal to the Purchase Price (and, for greater certainty, the Company shall withhold any required withholding Taxes) and (ii) each Company RSU (other than Cashed-out RSUs) will remain in effect, with appropriate adjustments determined by the Company pursuant to the terms of the Company Stock Plans, following the Effective Time and will vest in accordance with its terms, unless the Company and Parent determine on or prior to the Effective Date to accelerate the vesting of such Company RSUs.

(h)	Five (5) minutes following the steps contemplated in Section 3.1(f) and Section 3.1(g), the outstanding Shares (excluding Rollover Shares) held by Qualifying Company Shareholders will be transferred by the Holders thereof to Parent without any further authorization, act or formality by such Holders, in exchange for cash in the amount of $40 per Share (the “Purchase Price”) in accordance with Section 4.1, and Parent will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

(i)	Contemporaneously with the step contemplated in Section 3.1(h), the outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Parent without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5 hereof, and the names of such Holders will be removed from the register of Holders, and Parent will be recorded as the registered Holder so transferred and will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances.

(j)	Contemporaneously with the step contemplated in Section 3.1(h), the transactions contemplated by Sections (i)(A), and (i)(B) and (i)(C) of the definition of Rollover Agreement will occur.

ARTICLE 4

PAYMENT

4.1 Delivery of Cash

At or before the Effective Time, Parent shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder, the cash, in United States dollars, to which each such Company Shareholder is entitled pursuant to Section 3.1(h) upon the transfer of the Shares to Parent. Upon surrender by a Company Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Shares, together with a duly completed and executed Letter of Transmittal and any other documents reasonably requested by Parent and the Depositary (or, if such Shares are held in book–entry or other uncertificated form, upon the entry through a book–entry transfer agent of the surrender of such Shares on a book–entry account statement (it being understood that any references herein to “certificates” shall be deemed to include references to book–entry account statements relating to the ownership of Shares)), the Holder of such surrendered certificate(s) of Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such Company Shareholder has the right to receive pursuant to Section 3.1, less any amounts withheld pursuant to Section 4.5. In addition, the Company shall deliver to each Holder of Cashed-out Options and Cashed-out RSUs, forthwith after the Effective Time, a cheque issued by the Company (or other form of immediately available funds) representing that amount of cash which such Holder of Cashed-out Options and Cashed-out RSUs has the right to receive, less any amounts withheld pursuant to Section 4.5. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a cheque representing the proper amount of cash (or other form of immediately available funds) may be delivered to the transferee if the certificate representing such Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate of Shares (excluding Rollover Shares) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5. The provisions contained in the Rollover Agreement prevail over this Section 4.1 with respect to the securities of the Company subject to such Rollover Agreement. Any portion of the amount deposited with the Depositary (including any interest and other income resulting from any investment of the Depositary with respect to such amount) that remains unclaimed by the Holders and other eligible Persons in accordance with this Article 4 following 180 days after the Effective Time shall be delivered to the Company, and any Holder who has not previously complied with this Article 4 shall thereafter look only to the Company for, and, subject to Section 4.4, the Company shall remain liable for, payment of such Holder’s claim for payment under this Section 4.1.

4.2 Distributions with respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1. At the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Shares, without interest, the amount of cash to which such Holder is entitled pursuant to Section 3.1.

4.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) for the cash amount, deliverable in accordance with such Holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give a bond satisfactory to Parent and the Company and their respective transfer agents in such sum as Parent and the Company may direct or otherwise indemnify Parent and the Company in a manner satisfactory to Parent and the Company against any claim that may be made against Parent or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1, and not deposited, with all other instruments required by Section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of the Company or for the receipt of cash. On such date, the cash to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent. None of Parent or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. In addition, in the event of the surrender of a certificate of Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the amount of cash to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid. If any amount of cash to which the registered Holder is entitled pursuant to Section 3.1 is to be delivered to a Person whose name is other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such delivery that the Person requesting such delivery shall pay any transfer or other Taxes required to be paid by reason of such delivery to a Person whose name is other than that of the Holder of the certificate surrendered or shall establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable.

4.5 Withholding Rights

Parent, the Company or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Holder of Shares or Company Options or Company RSUs pursuant to Section 3.1, such amounts as Parent, the Company or the Depositary reasonably determines is required to deduct and withhold with respect to such payment under the ITA, the Code or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Rights of Dissent

Holders of Shares may exercise rights of dissent with respect to such Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article 5 (“Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Shares shall be deemed to have transferred such Shares to Parent as of the time stipulated in Section 3.1(h), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Holders not exercised their Dissent Rights; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares;

but in no case shall the Company, Parent or any other Person be required to recognize such holders as holders of Shares after the time stipulated in Section 3.1(h), and the name of such holders of Shares shall be deleted from the register of holders of Shares at the time stipulated in Section 3.1(h) and Parent shall be considered the holder of 100% of the Shares immediately following the completion of the transactions contemplated by Section 3.1.

ARTICLE 6

AMENDMENTS

6.1 Amendments

(a)	The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders if and as required by the Court.

(b)	Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Parent shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Parent and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made prior to the Effective Date unilaterally by Parent pursuant to Section 9.5 of the Arrangement Agreement subject to compliance with the conditions set out in such Section 9.5.

(e)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

ARTICLE 7

FURTHER ASSURANCES

7.1 Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.